Exhibit 99.1

TELUS CORPORATION

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2011

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Six months
Periods ended June 30 (millions except per share amounts)	Note	2011	2010	2011	2010
			(adjusted – Note 24(c))		(adjusted – Note 24(c))
OPERATING REVENUES
Service		$2,379	$2,259	$4,716	$4,487
Equipment		165	129	334	266
		2,544	2,388	5,050	4,753
Other operating income	6	10	12	35	24
		2,554	2,400	5,085	4,777
OPERATING EXPENSES
Goods and services purchased		1,134	997	2,232	1,965
Employee benefits expense	7	470	478	917	944
Depreciation		326	318	658	664
Amortization of intangible assets		116	91	228	199
		2,046	1,884	4,035	3,772
OPERATING INCOME		508	516	1,050	1,005
Financing costs	8	94	117	198	232
INCOME BEFORE INCOME TAXES		414	399	852	773
Income taxes	9	90	97	200	198
NET INCOME		324	302	652	575
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(6)	2	2	19
Foreign currency translation adjustment arising from translating financial statements of foreign operations		—	—	(4)	(1)
		(6)	2	(2)	18
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)		(127)	(211)	(83)	(217)
		(133)	(209)	(85)	(199)
COMPREHENSIVE INCOME		$191	$93	$567	$376
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$321	$301	$648	$573
Non-controlling interests		3	1	4	2
		$324	$302	$652	$575
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$188	$92	$563	$374
Non-controlling interests		3	1	4	2
		$191	$93	$567	$376
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE	11
Basic		$0.99	$0.94	$2.00	$1.79
Diluted		$0.98	$0.94	$1.99	$1.79
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	12	$0.55	$0.50	$1.075	$0.975
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic		324	319	324	319
Diluted		326	320	326	319

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	June 30, 2011	December 31, 2010	January 1, 2010
			(adjusted – Note 24(d))	(Note 24(d))
ASSETS
Current assets
Cash and temporary investments, net		$21	$17	$41
Accounts receivable	23(a)	1,379	1,318	1,195
Income and other taxes receivable		158	62	16
Inventories	23(a)	320	283	270
Prepaid expenses		247	113	105
Derivative assets	4(h)	8	4	1
		2,133	1,797	1,628
Non-current assets
Property, plant and equipment, net	15	7,834	7,831	7,832
Intangible assets, net	16	6,156	6,152	6,166
Goodwill, net	16	3,666	3,572	3,572
Other long-term assets	23(a)	342	235	286
Investments		21	37	41
		18,019	17,827	17,897
		$20,152	$19,624	$19,525

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	17	$404	$400	$500
Accounts payable and accrued liabilities	23(a)	1,349	1,477	1,336
Income and other taxes payable		17	6	174
Dividends payable	12	178	169	150
Advance billings and customer deposits	23(a)	634	658	530
Provisions	18	110	122	299
Current maturities of long-term debt	19	1,284	847	549
Current portion of derivative liabilities	4(h)	5	419	62
		3,981	4,098	3,600
Non-current liabilities
Provisions	18	185	204	91
Long-term debt	19	5,503	5,209	5,623
Other long-term liabilities	23(a)	567	649	1,334
Deferred income taxes		1,831	1,683	1,522
		8,086	7,745	8,570
Liabilities		12,067	11,843	12,170
Owners’ equity
Common Share and Non-Voting Share equity	20	8,059	7,759	7,334
Non-controlling interests		26	22	21
		8,085	7,781	7,355
		$20,152	$19,624	$19,525
Commitments and Contingent Liabilities	21

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common Share and Non-Voting Share equity
		Equity contributed
		Share capital							Accumulated
		Common Shares		Non-Voting Shares					other		Non-
		Number of	Share	Number of	Share		Contributed	Retained	comprehensive		controlling
($ in millions)	Note	shares	capital	shares	capital	Total	surplus	earnings	income	Total	interests	Total
								(adjusted – Note 24)
Balance as at January 1, 2010		174,819,020	$2,216	142,875,516	$3,070	$5,286	$167	$1,934	$(53)	$7,334	$21	$7,355
Net income		—	—	—	—	—	—	573	—	573	2	575
Other comprehensive income		—	—	—	—	—	—	—	(199)	(199)	—	(199)
Dividends	12(a)	—	—	—	—	—	—	(313)	—	(313)	(1)	(314)
Dividend Reinvestment and Share Purchase Plan	12(b)
Dividends reinvested in shares		—	—	1,591,294	53	53	—	—	—	53	—	53
Optional cash payments		—	—	17,666	1	1	—	—	—	1	—	1
Share option award expense	13	—	—	—	—	—	6	—	—	6	—	6
Shares issued pursuant to cash exercise of share options	20(b)	1,876	—	26,670	1	1	—	—	—	1	—	1
Shares issued pursuant to use of share option award net-equity settlement feature	20(b)	—	—	21,809	—	—	—	—	—	—	—	—
Balance as at June 30, 2010		174,820,896	$2,216	144,532,955	$3,125	$5,341	$173	$2,194	$(252)	$7,456	$22	$7,478
Balance as at January 1, 2011		174,915,546	$2,219	147,448,586	$3,237	$5,456	$176	$2,340	$(213)	$7,759	$22	$7,781
Net income		—	—	—	—	—	—	648	—	648	4	652
Other comprehensive income		—	—	—	—	—	—	—	(85)	(85)	—	(85)
Dividends	12(a)	—	—	—	—	—	—	(348)	—	(348)	(4)	(352)
Dividend Reinvestment and Share Purchase Plan	12(b)
Dividends reinvested in shares		—	—	1,243,679	54	54	—	—	—	54	—	54
Optional cash payments		—	—	5,990	—	—	—	—	—	—	—	—
Share option award expense	13	—	—	—	—	—	5	—	—	5	—	5
Initial measurement of non-controlling interest	16(e)	—	—	—	—	—	—	—	—	—	60	60
Acquisition of additional equity interest in subsidiary from non-controlling interest	16(e)	—	—	—	—	—	—	5	—	5	(56)	(51)
Shares issued pursuant to cash exercise of share options	20(b)	—	—	583,206	30	30	(9)	—	—	21	—	21
Shares issued pursuant to use of share option award net-equity settlement feature	20(b)	—	—	257,455	2	2	(2)	—	—	—	—	—
Balance as at June 30, 2011		174,915,546	$2,219	149,538,916	$3,323	$5,542	$170	$2,645	$(298)	$8,059	$26	$8,085

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of cash flows	(unaudited)

		Three months		Six months
Periods ended June 30 (millions)	Note	2011	2010	2011	2010
			(adjusted – Note 24)		(adjusted – Note 24)
OPERATING ACTIVITIES
Net income		$324	$302	$652	$575
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		442	409	886	863
Deferred income taxes		129	147	173	180
Share-based compensation	13	5	6	—	7
Net employee defined benefit plans expense	14(a)	(7)	(3)	(16)	(6)
Employer contributions to employee defined benefit plans		(15)	(44)	(250)	(89)
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition date fair value	6, 16(e)	—	—	(16)	—
Other		(19)	6	(31)	(15)
Net change in non-cash working capital	23(b)	(326)	(300)	(472)	(478)
Cash provided by operating activities		533	523	926	1,037
INVESTING ACTIVITIES
Capital expenditures	5, 15, 16	(456)	(397)	(865)	(708)
Acquisitions and other	16(e)	—	—	(50)	—
Proceeds from the sale of property and other assets		—	—	—	3
Other		(26)	8	(22)	9
Cash used by investing activities		(482)	(389)	(937)	(696)
FINANCING ACTIVITIES
Non-Voting Shares issued		2	2	19	2
Dividends to holders of Common Shares and Non-Voting Shares	12(a)	(170)	(120)	(285)	(249)
Issuance and repayment of short-term borrowing	17	(18)	—	4	(100)
Long-term debt issued	19, 23(b)	1,780	878	2,410	1,753
Redemptions and repayment of long-term debt	19, 23(b)	(1,590)	(899)	(2,072)	(1,746)
Acquisition of additional equity interest in subsidiary from non-controlling interest	16(e)	(51)	—	(51)	—
Dividends paid by a subsidiary to non-controlling interests		—	—	(4)	(1)
Other		(6)	—	(6)	—
Cash provided (used) by financing activities		(53)	(139)	15	(341)
CASH POSITION
Increase (decrease) in cash and temporary investments, net		(2)	(5)	4	—
Cash and temporary investments, net, beginning of period		23	46	17	41
Cash and temporary investments, net, end of period		$21	$41	$21	$41
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)		$(145)	$(187)	$(206)	$(225)
Income taxes (inclusive of Investment Tax Credits) (paid), net	9	$(50)	$(58)	$(116)	$(309)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

notes to condensed interim consolidated financial statements	(unaudited)

JUNE 30, 2011

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for Common Shares and Non-Voting Shares of BCT and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.

Notes to consolidated financial statements		Page	Description
General application
1.	Condensed interim consolidated financial statements	7	Summary explanation of basis of presentation of condensed interim consolidated financial statements
2.	Accounting policy developments	7	Summary review of generally accepted accounting principle developments that do, will, or may, affect the Company
3.	Capital structure financial policies	11	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4.	Financial instruments	13	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
5.	Segmented information	22	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision-maker
6.	Other operating income	23	Summary schedule and review of items comprising other operating income
7.	Employee benefits expense	23	Summary schedule of employee benefits expense.
8.	Financing costs	24	Summary schedule of items comprising financing costs
9.	Income taxes	24	Summary schedule income tax expense and reconciliations of statutory rate income tax expense to income tax expense
10.	Other comprehensive income	25	Details of other comprehensive income and accumulated other comprehensive income
11.	Per share amounts	26	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
12.	Dividends per share	27	Summary schedule of dividends declared and review of dividend reinvestment plan
13.	Share-based compensation	28	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
14.	Employee future benefits	30	Summary and review of employee future benefits and related disclosures
Consolidated financial position focused
15.	Property, plant and equipment	31	Summary schedule of items comprising property, plant and equipment
16.	Intangible assets and goodwill	32	Summary schedule of items comprising intangible assets, including goodwill and review of reported fiscal year acquisitions from which goodwill arose
17.	Short-term borrowings	37	Review of short-term borrowings and related disclosure

notes to condensed interim consolidated financial statements	(unaudited)

Notes to consolidated financial statements		Page	Description
Consolidated financial position focused (continued)
18.	Provisions	38	Summary schedules and review of items comprising provisions, including restructuring
19.	Long-term debt	41	Summary schedule of long-term debt and related disclosures
20.	Common Share and Non-Voting Share equity	43	Review of Common Share and Non-Voting Share equity items including share option price stratification
21.	Commitments and contingent liabilities	44	Summary review of contingent liabilities, claims and lawsuits
Other
22.	Related party transactions	46	Summary schedules including review of transactions with key management personnel
23.	Additional financial information	47	Summary schedules of items comprising certain primary financial statement line items
24.	Explanation of transition to IFRS-IASB	48

Summary schedules and review of differences arising because of the convergence of Canadian generally accepted accounting principles with International Financial Reporting Standards as issued by the International Accounting Standards Board

1                  condensed interim consolidated financial statements

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation’s annual audited financial statements; thus, these interim consolidated financial statements are referred to as condensed. Further, these condensed interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2010.

These condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2010, other than as discussed further in Note 2 and Note 24. The generally accepted accounting principles used by TELUS Corporation are International Financial Reporting Standards as issued by the International Accounting Standards Board and these condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting. These condensed interim consolidated financial statements reflect all adjustments (which are of a normal recurring nature) that are, in the opinion of the Company, necessary for a fair statement of the results for the interim periods presented.

The terms “TELUS” or “Company” are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

The condensed interim consolidated financial statements of TELUS Corporation for the six-month period ended June 30, 2011, were authorized by TELUS Corporation’s Board of Directors for issue on August 5, 2011.

2                  accounting policy developments

Convergence with International Financial Reporting Standards as issued by the International Accounting Standards Board

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that resulted in Canadian generally accepted accounting principles (GAAP), as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). The Company is required to report using the converged standards effective for condensed interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date which the Company selected for adoption. Specific disclosures about transitional elections, adjustment of comparative amounts and other related transitional disclosures are set out in Note 24 of these condensed interim consolidated financial statements.

There can be no guarantee that the International Accounting Standards Board will not make further pronouncements, and that the Canadian Accounting Standards Board will also adopt further pronouncements, before the Company’s December 31, 2011, consolidated financial statements are prepared and that the standards used to prepare

notes to condensed interim consolidated financial statements	(unaudited)

these condensed interim consolidated financial statements will not differ from those used to prepare the Company’s consolidated financial statements for the year ended December 31, 2011.

A number of the Company’s accounting policies have been affected by adoption of the converged standards; the accounting policies so affected are set out as follows:

(a)          Government assistance

The Company recognizes government assistance on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred. As set out in Note 6, government assistance is included in the Consolidated Statements of Income and Other Comprehensive Income as other operating income.

(b)          Depreciation, amortization and impairment

Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of studies. Depreciation includes amortization of assets under finance leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate.

Estimated useful lives for the majority of the Company’s property, plant and equipment subject to depreciation are as follows:

Estimated useful lives
Network assets
Outside plant	17 to 40 years
Inside plant	5 to 15 years
Wireless site equipment	6.5 to 8 years
Balance of depreciable property, plant and equipment	4 to 20 years

Estimated useful lives for the majority of the Company’s intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	40 years
Customer contracts and the related customer relationships	6 to 10 years
Software	3 to 5 years
Access to rights-of-way and other	8 to 30 years

Impairment — general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (recoverable amounts being the greater of the assets’ or cash-generating units’ values in use or their fair values less costs to sell). Impairment losses are immediately recognized to the extent that the asset or cash-generating unit carrying values exceed their recoverable amounts. Should the recoverable amounts for previously impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying value would not exceed that which would have been had no impairment losses been previously recognized.

Impairment — property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment loss would be recorded.

Impairment — intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of the impairment tests generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time.

The Company assesses its intangible assets with indefinite lives by comparing the recoverable amounts of the cash-generating units to the carrying amounts of its cash-generating units (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit). To the extent that

notes to condensed interim consolidated financial statements	(unaudited)

the carrying values of the cash-generating units (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceed their recoverable amounts, the excess would reduce the carrying value of intangible assets with indefinite lives.

Subsequent to assessing its intangible assets with indefinite lives, the Company then assesses its goodwill by comparing the recoverable amounts of the cash-generating units to the carrying amounts of its cash-generating units (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit). To the extent that the carrying values of the cash-generating units (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceed their recoverable amounts, the excess would first reduce the carrying value of goodwill and any remainder would reduce the carrying value of the assets of the cash-generating unit on a pro rated basis.

The Company has determined that its current cash-generating units are its reportable segments, Wireless and Wireline, as the reportable segments are the smallest identifiable groups of assets that generate net cash inflows that are largely independent of each other.

(c)          Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

The Company accounts for changes in substantively enacted tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes were substantively enacted; the Company has selected this method as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes. The Company accounts for the changes in the estimates of prior year(s) tax balances as estimate revisions in the period in which the change in estimate arose; the Company has selected this method as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognizes the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. The Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of Financing costs.

The Company’s research and development activities may be eligible to earn Investment Tax Credits; the determination of eligibility is a complex matter. The Company only recognizes the Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of the Company’s research and development activities will result in the Investment Tax Credits being received. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(d)          Employee future benefit plans

Defined benefit plans

The Company accrues for its obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) arising subsequent to, or on, January 1, 2010, the date of the Company’s transition to IFRS-IASB, are recognized in other comprehensive income in the period in which they arise as the Company believes that this better reflects the long-term nature of employee future benefits. See Note 2(h) for significant amendments to the employee benefits accounting standard which are not yet effective and which are not yet applied.

As discussed further in Note 24(d), unamortized actuarial gains (losses), past service costs and transitional assets (obligations) at January 1, 2010, were recognized directly in retained earnings at the transition date to, and as permitted by, IFRS-IASB.

notes to condensed interim consolidated financial statements	(unaudited)

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate. When the defined benefit plan key assumptions fluctuate significantly relative to their immediately preceding year end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis.

Defined contribution plans

The Company uses defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan that cover certain of the Company’s employees, both plans of which provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and the performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants on the financing of any shortfall (or distribution of any surplus), these plans are treated by the Company as defined contribution plans in accordance with International Accounting Standard 19, Employee Benefits.

(e)          Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost and, with respect to self-constructed property, plant and equipment, include materials, direct labour and applicable overhead costs. With respect to internally developed, internal-use software, recorded historical costs include materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of a sufficient size and sufficiently long duration, an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on the Company’s weighted-average cost of borrowing experienced during the reporting period.

When property, plant and/or equipment are sold by the Company, the net book value is netted against the sale proceeds and the difference, as set out in Note 6, is included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

Asset retirement obligations

Liabilities, as set out in Note 18, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount, for any changes in the market-based discount rate and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 8, is included in Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs.

(f)            Sales of trade receivables

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in the Company’s derecognition of the trade receivables sold.

(g)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In May 2010, the IASB issued Improvements to IFRSs — a collection of necessary, but non-urgent amendments to existing IFRSs and International Accounting Standards (IASs) as a part of the annual improvements project. The Company has applied the amendments since January 1, 2010. The amendments did not have a material impact on the presentation of the Company’s results of operations, financial position or cash flows.

In June 2011, the IASB issued IAS 1, Presentation of Financial Statements (amended 2011), which pertained to presentation of items of other comprehensive income. The Company’s current accounting policies and presentation and disclosure practices are such that they already comply with the amendments.

(h)         Standards, interpretations and amendments to standards not yet effective and not yet applied

Unless otherwise indicated, the following standards are required to be applied for periods beginning on or after January 1, 2013. Unless otherwise indicated, based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of the following standards and is currently determining which date(s) it plans for initial compliance.

•                  IFRS 9, Financial Instruments.

notes to condensed interim consolidated financial statements	(unaudited)

•                  IFRS 10, Consolidated Financial Statements.

•                  IFRS 11, Joint Arrangements.

•                  IFRS 12, Disclosure of Interests in Other Entities.

•                  IFRS 13, Fair Value Measurement.

•                  IAS 12, Income Taxes (amended 2011), is required to be applied for periods beginning on or after January 1, 2012.

•                  IAS 19, Employee Benefits (amended 2011). Relative to the Company’s current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that in the determination of net income the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest”. Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the accrued projected benefit obligation discount rate; unchanged is that the amended standard does not prescribe where in the results of operations the net interest amount is to be presented. As the Company’s current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (due to targeting a significant percentage of the defined benefit plan assets to be invested in equity securities), the relative effect of the amended standard would be a decrease in net income and associated per share amounts; the amended standard is not expected to affect the Company’s defined benefit plans’ net effect included in the statement of financial position or in cash provided by operating activities. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate would be included in other comprehensive income as a “re-measurement” and thus comprehensive income would not be impacted by this retrospectively-applied amended standard. The Company is currently assessing the detailed impacts of applying the amended standard.

•                  IAS 27, Separate Financial Statements (amended 2011).

•                  IAS 28, Investments in Associates (amended 2011).

Other than for the disclosure requirements therein, the requirements of IFRS 10, IFRS 11, IFRS 12, IAS 27 (amended 2011) and IAS 28 (amended 2011) must be initially applied concurrently.

3                  capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner which considers the interests of equity and debt holders.

In the management of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables transferred to an arm’s-length securitization trust.

The Company monitors capital on a number of bases, including: net debt to Earnings Before Interest, Taxes, Depreciation and Amortization — excluding restructuring costs (EBITDA — excluding restructuring costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA — excluding restructuring costs. Net debt is a measure that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of net debt is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants. The calculation of EBITDA — excluding restructuring costs is a measure that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of EBITDA — excluding restructuring costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities.

The reported dividend payout ratio is calculated as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years); the reported dividend payout ratio of adjusted net earnings differs in that it excludes: income tax-related

notes to condensed interim consolidated financial statements	(unaudited)

adjustments; the loss on redemption of long-term debt; and the ongoing impacts of the share options with the net-cash settlement feature.

During 2011, the Company’s strategy, which was unchanged from 2010, included maintaining the financial policy set out in the following schedule. The Company believes that its financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or twelve-month periods ended ($ in millions)	Policy	June 30, 2011	December 31, 2010
Components of debt and coverage ratios
Net debt(1)		$7,200	$6,869
EBITDA — excluding restructuring costs(2)		$3,789	$3,730
Net interest cost(3)		$488	$522
Debt ratio
Net debt to EBITDA — excluding restructuring costs	1.5 – 2.0	1.9	1.8
Coverage ratios
Earnings coverage(4)		3.9	3.6
EBITDA — excluding restructuring costs interest coverage(5)		7.8	7.1
Other measures
Dividend payout ratio of adjusted net earnings(6)		64%	64%
Dividend payout ratio		63%	64%

(1)             Net debt is calculated as follows:

	2011	2010
Long-term debt (Note19)	$6,787	$6,056
Debt issuance costs netted against long-term debt	30	28
Derivative liabilities, net	—	404
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	—	(2)
Cash and temporary investments, net	(21)	(17)
Short-term borrowings	404	400
Net debt	$7,200	$6,869

(2)             EBITDA — excluding restructuring costs is calculated as follows:

	2011
	Period-to-date: add (deduct)
	Comparative quarter	Prior fiscal year	Current quarter	Total
EBITDA (Note 5)	$(1,868)	$3,650	$1,936	$3,718
Restructuring costs (Note 18(b))	(25)	80	16	71
EBITDA — excluding restructuring costs	$(1,893)	$3,730	$1,952	$3,789

(3)             Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt, if any, are included in net interest cost).

(4)             Earnings coverage is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt, if any).

(5)             EBITDA — excluding restructuring costs interest coverage is defined as EBITDA — excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

(6)             Adjusted net earnings per Common Share and Non-Voting Share is calculated as follows:

	2011	2010
		(adjusted – Note 24(c))
Net income attributable to Common Shares and Non-Voting Shares	$1,123	$1,048
Income tax-related adjustments	(30)	(30)
Loss on redemption of long-term debt, net of income taxes	37	37
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition date fair value, net of income taxes	(12)	—
Impacts of share options with the net-cash settlement feature, net of income taxes	(13)	(7)
Adjusted net earnings per Common Share and Non-Voting Share - basic	$1,105	$1,048

The net debt to EBITDA — excluding restructuring costs ratio at June 30, 2011, was 1.9 times, up from 1.8 times at December 31, 2010, mainly due to an increase commercial paper to help fund the $200 million discretionary contribution to defined benefit pension plans in January 2011 and acquisitions in the first half of 2011. The earnings coverage ratio was 3.9 times, up from 3.6 times at December 31, 2010; lower gross interest expense increased the ratio by 0.2 and increased income before income taxes and gross interest expense increased the ratio by 0.1. The EBITDA — excluding restructuring

notes to condensed interim consolidated financial statements	(unaudited)

costs interest coverage ratio was 7.8 times, up from 7.1 times at December 31, 2010; lower net interest expenses increased the ratio by 0.5 and increased EBITDA — excluding restructuring costs increased the ratio by 0.2.

4                  financial instruments

(a)          Risks — overview

The Company’s financial instruments and the nature of risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Cash and temporary investments	X		X	X
Accounts receivable	X		X
Accounts payable		X	X
Restructuring accounts payable		X
Short-term obligations		X	X	X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Foreign exchange derivatives(1)	X	X	X
Share-based compensation derivatives(1)	X	X			X
Cross currency interest rate swap derivatives(1)	X	X	X	X

(1)         Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(b)          Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c) and Note 19(b)), the best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at (millions)	June 30, 2011	December 31, 2010	January 1, 2010
		(adjusted – Note 24(d))	(Note 24(d))
Cash and temporary investments, net	$21	$17	$41
Accounts receivable	1,379	1,318	1,195
Derivative assets	17	9	1
	$1,417	$1,344	$1,237

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable not allowed for as at the dates of the Consolidated Statements of Financial Position. As at June 30, 2011, the weighted average life of customer accounts receivable is 28 days (December 31, 2010 – 28 days; January 1, 2010 – 31 days) and the weighted average life of past-due customer accounts receivable is 63 days (December 31, 2010 – 59 days ; January 1, 2010 – 67 days). No interest is charged on customer accounts which are current. Thereafter, interest is charged at a market rate on outstanding balances.

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)	June 30, 2011	December 31, 2010	January 1, 2010
		(adjusted – Note 24(d))	(Note 24(d))
Customer accounts receivable net of allowance for doubtful accounts
Less than 30 days past billing date	$781	$785	$692
30-60 days past billing date	184	216	171
61-90 days past billing date	66	53	49
Greater than 90 days past billing date	58	47	86
	$1,089	$1,101	$998
Customer accounts receivable (Note 23(a))	$1,128	$1,142	$1,057
Allowance for doubtful accounts	(39)	(41)	(59)
	$1,089	$1,101	$998

The Company maintains allowances (which are significant estimates) for potential credit losses. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically-derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

	Three months		Six months
Periods ended June 30 (millions)	2011	2010	2011	2010
Balance, beginning of period	$42	$49	$41	$59
Additions (doubtful accounts expense)	8	13	21	29
Net use	(11)	(13)	(23)	(39)
Balance, end of period	$39	$49	$39	$49

Derivative assets (and derivative liabilities)

Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit-risk-related contingent features.

(c)          Liquidity risk

As a component of the Company’s capital structure financial policies, discussed further in Note 3, the Company manages liquidity risk by maintaining a daily cash pooling process which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by the sales of trade receivables to an arm’s-length securitization trust, by maintaining a commercial paper program, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities. As disclosed in Note 19(d), the Company has significant debt maturities in future years. As at June 30, 2011, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $1.4 billion (December 31, 2010 – $2 billion; January 1, 2010 – $3 billion) of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

The Company closely matches the derivative financial liability contractual maturities with those of the risk exposures that they are being used to manage.

The Company’s undiscounted financial liability expected maturities do not differ significantly from the contractual maturities. The Company’s undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

notes to condensed interim consolidated financial statements	(unaudited)

	Non-derivative				Derivative
	Non-interest		Long-term debt (see Note 19)		Other financial liabilities
	bearing financial	Short-term	All except finance	Finance		Currency swaps amounts to be exchanged
As at June 30, 2011 (millions)	liabilities	borrowings(1)	leases(1)	leases	Other	(Receive)	Pay	Total
2011
Third quarter	$988	$6	$759	$2	$1	$(144)	$146	$1,758
Balance of year	163	2	390	1	—	(112)	114	558
2012	105	404	619	—	—	—	—	1,128
2013	1	—	605	—	—	—	—	606
2014	—	—	980	—	—	—	—	980
2015	—	—	873	—	—	—	—	873
Thereafter	1	—	4,876	—	—	—	—	4,877
Total	$1,258	$412	$9,102	$3	$1	$(256)	$260	$10,780
			Total (see Note 19(d))	$9,105

(1)                Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at June 30, 2011.

	Non-derivative				Derivative
As at December 31, 2010 (millions)	Non-interest bearing financial liabilities		Long-term debt				Other financial liabilities
		Short-term borrowings(1)	All except finance leases(1)(2)	Finance leases	Currency swaps amounts to be exchanged(2)			Currency swaps amounts to be exchanged
					(Receive)	Pay	Other	(Receive)	Pay	Total
										(adjusted – Note 24(d))
2011
First quarter	$1,173	$1	$161	$3	$—	$—	$13	$(116)	$118	$1,353
Balance of year	229	5	1,012	5	(766)	1,183	—	(190)	191	1,669
2012	1	403	597	—	—	—	—	—	—	1,001
2013	—	—	583	—	—	—	—	—	—	583
2014	—	—	958	—	—	—	—	—	—	958
2015	—	—	851	—	—	—	—	—	—	851
Thereafter	1	—	4,266	—	—	—	—	—	—	4,267
Total	$1,404	$409	$8,428	$8	$(766)	$1,183	$13	$(306)	$309	$10,682
			Total			$8,853

(1)                Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2010.

(2)                The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at December 31, 2010. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements.

	Non-derivative				Derivative
As at	Non-interest		Long-term debt				Other financial liabilities
January 1, 2010	bearing financial	Short-term	All except finance	Finance	Currency swaps amounts to be exchanged(2)			Currency swaps amounts to be exchanged
(millions)	liabilities	borrowings(1)	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
										(adjusted – Note 24(d))
2010
First quarter	$1,023	$1	$502	$1	$—	$—	$51	$(75)	$77	$1,580
Balance of year	309	3	418	1	(113)	175	9	(95)	95	802
2011	—	4	1,726	1	(1,473)	2,152	—	—	—	2,410
2012	—	502	546	—	—	—	—	—	—	1,048
2013	—	—	532	—	—	—	—	—	—	532
2014	—	—	907	—	—	—	—	—	—	907
Thereafter	1	—	3,813	—	—	—	—	—	—	3,814
Total	$1,333	$510	$8,444	$3	$(1,586)	$2,327	$60	$(170)	$172	$11,093
			Total			$9,188

(1)                Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at January 1, 2010.

(2)                The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at January 1, 2010. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements.

notes to condensed interim consolidated financial statements	(unaudited)

(d)          Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company was also exposed to currency risks in that the fair value or future cash flows of its U.S. dollar denominated long-term debt would fluctuate because of changes in foreign exchange rates. Currency hedging relationships had been established for the related semi-annual interest payments and principal payment at maturity.

Net income and other comprehensive income for the six-month periods ended June 30, 2011 and 2010 could have varied if the Canadian dollar: U.S. dollar exchange rates varied from their actual transaction date values. The following Canadian dollar: U.S. dollar exchange rate sensitivity analysis is based upon the hypothetical change having occurred throughout the reporting period (other than no change is reflected as at the statement of financial position date — see (g)) and being applied to all relevant statement of income and other comprehensive income transactions. The income tax expenses, which are reflected net in the sensitivity analysis, reflect the applicable basic blended tax at weighted average statutory income tax rates for the reporting periods.

Six-month periods ended June 30	Net income and comprehensive income		Capital expenditures
($ increase (decrease) in millions)	2011	2010	2011	2010
10% change in Cdn. $: U.S.$ exchange rate(1)
Canadian dollar appreciates	$12	$12	$(17)	$(8)
Canadian dollar depreciates	$(12)	$(12)	$17	$8

(1)             These sensitivities are hypothetical and should be used with caution. Changes in net income and comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and comprehensive income may not be linear. In this table, the effect of a variation in the Canadian dollar: U.S. dollar exchange rate on the amount of net income and comprehensive income is calculated without changing any other analysis inputs; in reality, changes in the Canadian dollar: U.S. dollar exchange rate may result in changes in another (for example, increased strength of the Canadian dollar may result in more favourable market interest rates), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption. The sensitivity analysis is prepared based on the simple average of the Canadian dollar: U.S. dollar exchange rate for the period.

In respect of U.S. dollar denominated inventory purchases, the current period’s purchases have been included in the sensitivity analysis by assuming that all items are sold in the period purchased. Similarly, this sensitivity analysis is based on the assumption that all U.S. dollar-denominated accounts receivable and accounts payable arising in the period are collected and paid, respectively, in the period.

In respect of U.S. dollar denominated capital expenditures, the current period’s expenditures have been included in the sensitivity analysis by assuming one-half period’s straight-line depreciation and amortization in the year of acquisition and an estimated useful life of ten years; no consideration has been made for U.S. dollar denominated capital expenditures made in prior periods.

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of accounts receivable to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities (Note 19(b)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

notes to condensed interim consolidated financial statements	(unaudited)

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuated with changes in market interest rates as the interest rate swapped to was fixed; absent early redemption, the related future cash flows would not change due to changes in market interest rates.

(f)            Other price risk

Short-term investments

If the balance of short-term investments line item on the statement of financial position includes equity instruments, the Company would be exposed to equity price risks.

Long-term investments

The Company is exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives

The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options (Note 13(b)) and fix the Company’s cost associated with its restricted stock units (Note 13(c)).

(g)         Market risk

Net income and other comprehensive income for the six-month periods ended June 30, 2011 and 2010, could have varied if the Canadian dollar: U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk at the reporting date has been determined based upon the hypothetical change taking place at the statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods — see (d)). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of the Company’s exposure to interest rate risk at the reporting date has been determined based upon the hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal and notional amounts have been used in the calculations.

The sensitivity analysis of the Company’s exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon the hypothetical change taking place at the relevant statement of financial position date. The relevant statement of financial position date notional number of shares, including those in the cash-settled equity swap agreements, has been used in the calculations.

The income tax expenses, which are reflected net in the sensitivity analysis, reflect the applicable basic blended tax at weighted average statutory income tax rates for the reporting periods.

notes to condensed interim consolidated financial statements	(unaudited)

Six-month periods ended June 30	Net income		Other comprehensive income		Comprehensive income
($ increase (decrease) in millions)	2011	2010	2011	2010	2011	2010
Reasonably possible changes in market risks(1)
10% change in Cdn. $: U.S.$ exchange rate
Canadian dollar appreciates	$(8)	$(5)	$(10)	$(7)	$(18)	$(12)
Canadian dollar depreciates	$6	$5	$10	$7	$16	$12
25 basis point change in market interest rate
Rate increases	$(1)	$(1)	$—	$(1)	$(1)	$(2)
Rate decreases	$1	$1	$—	$1	$1	$2
25%(2) change in Common Share and Non-Voting Share prices(3)
Price increases	$(3)	$(3)	$7	$4	$4	$1
Price decreases	$3	$(2)	$(7)	$(4)	$(4)	$(6)

(1)             These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates and market interest rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption.

No consideration has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)             To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.25-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology set out in Note 13(b), the volatility of the Company’s Non-Voting Share price as at June 30, 2011, was 24.6% (2010 — 4.50-year data period, 26.3%); reflecting the six-month data period ended June 30, 2011, the volatility was 15.7% (2010 — 14.3%).

(3)             The hypothetical effects of changes in the prices of the Company’s Common Shares and Non-Voting Shares are restricted to those which would arise from the Company’s share-based compensation items which are accounted for as liability instruments and the associated cash-settled equity swap agreements.

The Company is exposed to other price risks in respect of its financial instruments, as discussed further in (f).

(h)         Fair values

General

The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable, short-term obligations and short-term borrowings approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets.

The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based upon Canadian dollar: U.S. dollar foreign exchange forward rates and interest rate yield curves as at the statement of financial position dates).

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

notes to condensed interim consolidated financial statements	(unaudited)

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

				Fair value measurements at reporting date using
				Quoted prices in active markets for identical items			Significant other observable inputs			Significant unobservable inputs
	Carrying value			(Level 1)			(Level 2)			(Level 3)
As at (millions)	June 30, 2011	Dec. 31, 2010	Jan. 1, 2010	June 30, 2011	Dec. 31, 2010	Jan. 1, 2010	June 30, 2011	Dec. 31, 2010	Jan. 1, 2010	June 30, 2011	Dec. 31, 2010	Jan. 1, 2010
Assets
Foreign exchange derivatives	$—	$—	$1	$—	$—	$—	$—	$—	$1	$—	$—	$—
Share-based compensation derivatives	17	9	—	—	—	—	17	9	—	—	—	—
	$17	$9	$1	$—	$—	$—	$17	$9	$1	$—	$—	$—
Liabilities
Foreign exchange derivatives	$4	$2	$2	$—	$—	$—	$4	$2	$2	$—	$—	$—
Share-based compensation derivatives	1	13	60	—	—	—	1	13	60	—	—	—
Cross currency interest rate swap derivatives	—	404	721	—	—	—	—	404	721	—	—	—
	$5	$419	$783	$—	$—	$—	$5	$419	$783	$—	$—	$—

Derivative

The Company’s derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

		June 30, 2011			December 31, 2010			January 1, 2010
As at (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Assets
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar revenues to which hedge accounting is not applied	2011	$29	$—	$—	$48	$—	$—	$23	$1	$1
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging(2) (Note 13(c))	2011	$15	8	7	$14	4	4	$—	—	—
			8			4			1
Deduct: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			(1)			—			—
			$7	$7		$4	$4		$1	$1
Other Long-Term Assets
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging(2) (Note 13(c))	2013	$42	$9	$9	$15	$5	$4	$12	$—	$—
Deduct: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			—			(1)			—
			$9	$9		$4	$4		$—	$—

notes to condensed interim consolidated financial statements	(unaudited)

		June 30, 2011			December 31, 2010				January 1, 2010
As at (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount		Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Liabilities
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases to which hedge accounting is not applied	2011	$106	$2	$2		$140	$1	$1	$102	$2	$2
Derivatives(1) designated as held for hedging(2) upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases	2011	$137	2	2		$121	1	1	$79	—	—
Derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 13(b))	2012	$18	1	1		$60	13	13	$130	51	51
- Hedging(1)(2) (Note 13(c))	2010	$—	—	—		$—	—	—	$26	9	9
Current amount of derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt (Note 19(b))	2011	$—	—	—		$1,133	404	407	$—	—
			5				419			62
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			—				3			—
			$5	$5	$		$422	$422		$62	$62
Other Long-Term Liabilities
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging(2) (Note 13(c))	2012	$—	$—	$—		$4	$—	$—	$—	$—	$—
Derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt (Note 19(b))	2011	$—	—	—		$—	—	—	$2,064	721	726
			—				—			721
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			—				—			5
			$—	$—			$—	$—		$726	$726

(1)             Designated as cash flow hedging items.

(2)             Hedge accounting is applied to derivatives that are designated as held for hedging.

notes to condensed interim consolidated financial statements	(unaudited)

Non-derivative

The Company’s long-term debt, which is measured at amortized cost, and the fair value thereof, is as set out in the following table.

	June 30, 2011		December 31, 2010		January 1, 2010
As at (millions)	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$6,787	$7,311	$6,056	$6,590	$6,172	$6,656

(i)            Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income; there was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 10)
	(effective portion) (Note10 )			Amount
Three-month periods ended June 30 (millions)	2011	2010	Location	2011	2010
Derivatives used to manage currency risks
- Associated with U.S. dollar denominated debt	$1	$62	Financing costs	$11	$65
- Arising from U.S. dollar denominated purchases	(1)	4	Goods and services purchased	(1)	(1)
Derivatives used to manage changes in share-based compensation costs (Note 13(c))	6	1	Employee benefits expense	4	—
	$6	$67		$14	$64

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 10)
	(effective portion) (Note10 )			Amount
Six-month periods ended June 30 (millions)	2011	2010	Location	2011	2010
Derivatives used to manage currency risks
- Associated with U.S. dollar denominated debt	$(6)	$35	Financing costs	$(8)	$17
- Arising from U.S. dollar denominated purchases	(3)	2	Goods and services purchased	(2)	(1)
Derivatives used to manage changes in share-based compensation costs (Note 13(c))	9	4	Employee benefits expense	7	(1)
	$—	$41		$(3)	$15

The following table sets out gains and losses arising from derivative instruments: that are classified as held for trading items; that are not designated as being in a hedging relationship; and their location within the Consolidated Statements of Income and Other Comprehensive Income.

		Gain (loss) recognized in income on derivatives
		Three months		Six months
Periods ended June 30 (millions)	Location	2011	2010	2011	2010
Derivatives used to manage currency risks	Financing costs	$1	$4	$(2)	$2
Derivatives used to manage changes in share-based compensation costs (Note 13(b))	Employee benefits expense	2	5	5	14
		$3	$9	$3	$16

notes to condensed interim consolidated financial statements	(unaudited)

5                  segmented information

The Company’s operating segments and reportable segments are Wireless and Wireline. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. The Wireline segment includes voice local, voice long distance, data (which includes: TELUS TV; Internet, enhanced data and hosting services; and, managed and legacy data services) and other telecommunications services excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The Company does not have material revenues attributed, or capital assets and goodwill located, outside of Canada.

The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision-maker).

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
June 30 (millions)	2011	2010	2011	2010	2011	2010	2011	2010
								(adjusted – Note 24(c))
Operating revenues
External revenue	$1,333	$1,216	$1,221	$1,184	$—	$—	$2,554	$2,400
Intersegment revenue	10	9	40	40	(50)	(49)	—	—
	$1,343	$1,225	$1,261	$1,224	$(50)	$(49)	$2,554	$2,400
EBITDA(1)	$565	$520	$385	$405	$—	$—	$950	$925
CAPEX(2)	$107	$99	$349	$298	$—	$—	$456	$397
EBITDA less CAPEX	$458	$421	$36	$107	$—	$—	$494	$528
					Operating revenues (above)		$2,554	$2,400
					Goods and services purchased		1,134	997
					Employee benefits expense		470	478
					EBITDA (above)		950	925
					Depreciation		326	318
					Amortization		116	91
					Operating income		$508	$516

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less goods and services purchased and employee benefits expense. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (CAPEX).

Six-month periods ended June 30	Wireless		Wireline		Eliminations		Consolidated
(millions)	2011	2010	2011	2010	2011	2010	2011	2010
								(adjusted – Note 24(c))
Operating revenues
External revenue	$2,641	$2,393	$2,444	$2,384	$—	$—	$5,085	$4,777
Intersegment revenue	19	16	80	76	(99)	(92)	—	—
	$2,660	$2,409	$2,524	$2,460	$(99)	$(92)	$5,085	$4,777
EBITDA(1)	$1,116	$1,015	$820	$853	$—	$—	$1,936	$1,868
CAPEX(2)	$183	$158	$682	$550	$—	$—	$865	$708
EBITDA less CAPEX	$933	$857	$138	$303	$—	$—	$1,071	$1,160
					Operating revenues (above)		$5,085	$4,777
					Goods and services purchased		2,232	1,965
					Employee benefits expense		917	944
					EBITDA (above)		1,936	1,868
					Depreciation		658	664
					Amortization		228	199
					Operating income		$1,050	$1,005

(1)             Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less goods and services purchased and employee benefits expense. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)             Total capital expenditures (CAPEX).

notes to condensed interim consolidated financial statements	(unaudited)

6                  other operating income

	Three months		Six months
Periods ended June 30 (millions)	2011	2010	2011	2010
Government assistance	$10	$12	$20	$24
Investment income (loss)	—	—	(1)	(2)
Gain on disposal of assets	—	—	—	2
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition date fair value (Note 16(e))	—	—	16	—
	$10	$12	$35	$24

The Company receives government assistance, as defined by IFRS-IASB, from a number of sources and, as set out in Note 2(a), includes such receipts in other operating income.

CRTC portable subsidy

Local exchange carriers’ costs of providing the level of basic residential services that the Canadian Radio-television and Telecommunications Commission (CRTC) requires to be provided in high cost serving areas is more than the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC collects contribution payments, in a central fund, from all Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in non-forborne high cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate. The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their telecommunications service revenue (as defined in CRTC Decision 2000-745 and Telecom Order CRTC 2001-220). The final contribution expense rate for 2010 was 0.73% and the interim rate for 2011 has been similarly set at 0.73%. For the three-month and six-month periods ended June 30, 2011, the Company’s contributions to the central fund, which are accounted for as goods and services purchased, were $13 million (2010 — $7 million) and $22 million (2010 — $21 million), respectively; for the three-month and six-month periods ended June 30, 2011, the portable subsidy receipts, which are accounted for as other operating income, were $9 million (2010 — $10 million) and $18 million (2010 — $20 million), respectively.

Government of Québec

Eligible salaries for qualifying employment positions created in the information technology sector are eligible for tax credits. In respect of such tax credits, for the three-month and six-month periods ended June 30, 2011, the Company recorded $1 million (2010 — $2 million) and $2 million (2010 — $4 million), respectively.

7                  employee benefits expense

	Three months		Six months
Periods ended June 30 (millions)	2011	2010	2011	2010
		(adjusted – Note 24(c))		(adjusted – Note 24(c))
Employee benefits expense — gross
Wages and salaries	$506	$493	$989	$976
Share-based compensation (Note 13)	12	16	23	31
Pensions — defined benefit (Note 14(a))	(8)	(3)	(17)	(6)
Pensions — defined contribution (Note 14(b))	17	15	34	31
Other defined benefits	1	—	1	—
Restructuring costs (Note 18(b))	5	19	8	25
Other	31	31	64	66
	564	571	1,102	1,123
Capitalized internal labour costs
Property, plant and equipment	(69)	(66)	(135)	(127)
Intangible assets subject to amortization	(25)	(27)	(50)	(52)
	(94)	(93)	(185)	(179)
	$470	$478	$917	$944

notes to condensed interim consolidated financial statements	(unaudited)

8                  financing costs

	Three months		Six months
Periods ended June 30 (millions)	2011	2010	2011	2010
		(adjusted – Note 24(c))		(adjusted – Note 24(c))
Interest expense
Interest on long-term debt	$98	$112	$200	$225
Interest on short-term borrowings and other	3	3	6	5
Interest accretion on asset retirement obligation (Note 18(a))	1	1	2	2
	102	116	208	232
Foreign exchange	(7)	1	(9)	1
	95	117	199	233
Interest income	(1)	—	(1)	(1)
	$94	$117	$198	$232

9                  income taxes

	Three months		Six months
Periods ended June 30 (millions)	2011	2010	2011	2010
		(adjusted – Note 24(c))		(adjusted – Note 24(c))
Current tax expense (recovery)
For current reporting period	$(28)	$(39)	$38	$30
Consequential adjustments from (re)assessment of prior year tax issues	(11)	(11)	(11)	(12)
	(39)	(50)	27	18
Deferred tax expense (recovery)
Arising from the origination and reversal of temporary differences	136	155	188	195
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(7)	(9)	(15)	(16)
Consequential adjustments from (re)assessment of prior year tax issues	—	1	—	1
	129	147	173	180
	$90	$97	$200	$198

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended June 30 ($ in millions)	2011		2010
			(adjusted – Note 24(c))
Basic blended tax at weighted average statutory income tax rates	$113	27.2%	$115	28.9%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(7)		(9)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(11)		(10)
Share option award compensation	—		1
Other	(5)		—
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$90	21.7%	$97	24.5%

Six-month periods ended June 30 ($ in millions)	2011		2010
			(adjusted – Note 24(c))
Basic blended tax at weighted average statutory income tax rates	$232	27.2%	$223	28.9%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(15)		(16)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(11)		(11)
Share option award compensation	—		2
Other	(6)		—
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$200	23.5%	$198	25.7%

notes to condensed interim consolidated financial statements	(unaudited)

The Company’s basic blended weighted average statutory income tax rate is the aggregate of the following:

	Three months		Six months
Periods ended June 30	2011	2010	2011	2010
Basic federal rate	15.9%	17.7%	16.0%	17.6%
Weighted average provincial rate	10.1%	10.8%	10.3%	10.8%
Other tax jurisdictions	1.2%	0.4%	0.9%	0.5%
	27.2%	28.9%	27.2%	28.9%

The Company must make significant estimates in respect of the composition of its deferred income tax liability. The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question.

The Company expects to be able to utilize its non-capital losses prior to expiry.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month and six-month periods ended June 30, 2011, the Company recorded Investment Tax Credits of $4 million (2010 — $15 million) and $4 million (2010 — $16 million), respectively. Of the Investment Tax Credits recorded by the Company during the three-month and six-month periods ended June 30, 2011, $3 million (2010 — $11 million) and $3 million (2010 — $11 million), respectively, was recorded as a reduction of capital and the balance was recorded as a reduction of goods and services purchased.

10            other comprehensive income

	2011					2010
						(adjusted – Note 24(d))
	Other comprehensive income (loss)			Accumulated other comprehensive income (loss)		Other comprehensive income (loss)			Accumulated other comprehensive income (loss)
Three-month periods ended June 30 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period	End of period
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(i))
Gains (losses) arising in current period	$6	$—	$6			$67	$10	$57
(Gains) losses arising in prior periods and transferred to net income in the current period	(14)	(2)	(12)			(64)	(9)	(55)
	(8)	(2)	(6)	$9	$3	3	1	2	$(36)	$(34)
Cumulative foreign currency translation adjustment	—	—	—	(4)	(4)	—	—	—	(1)	(1)
	(8)	(2)	(6)	5	(1)	3	1	2	(37)	(35)
Item never subsequently reclassified to income
Cumulative employee defined benefit plan actuarial gains (losses)	(170)	(43)	(127)	(170)	(297)	(282)	(71)	(211)	(6)	(217)
	$(178)	$(45)	$(133)	$(165)	$(298)	$(279)	$(70)	$(209)	$(43)	$(252)

notes to condensed interim consolidated financial statements	(unaudited)

	2011					2010
						(adjusted – Note 24(d))
	Other comprehensive income (loss)			Accumulated other comprehensive income (loss)		Other comprehensive income (loss)			Accumulated other comprehensive income (loss)
Six-month periods ended June 30 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period	End of period
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(i))
Gains (losses) arising in current period	$—	$1	$(1)			$41	$9	$32
(Gains) losses arising in prior periods and transferred to net income in the current period	3	—	3			(15)	(2)	(13)
	3	1	2	$1	$3	26	7	19	$(53)	$(34)
Cumulative foreign currency translation adjustment	(4)	—	(4)	—	(4)	(1)	—	(1)	—	(1)
	(1)	1	(2)	1	(1)	25	7	18	(53)	(35)
Item never subsequently reclassified to income
Cumulative employee defined benefit plan actuarial gains (losses)(1)	(111)	(28)	(83)	(214)	(297)	(290)	(73)	(217)	—	(217)
	$(112)	$(27)	$(85)	$(213)	$(298)	$(265)	$(66)	$(199)	$(53)	$(252)

(1)             Cumulative employee defined benefit plan actuarial gains (losses) are only those amounts arising on or after January 1, 2010 (see Note 2(d)); excluding the tax effects thereon, the cumulative net gain (loss) charged to other comprehensive income at June 30, 2011, was $(398) (June 30, 2010 — $(290); December 31, 2010 — $(287)).

As at June 30, 2011, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges which are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding tax effects, is $1 million.

11            per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing net income attributable to Common Shares and Non-Voting Shares by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted net income per Common Share and Non-Voting Share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to Common Shares and Non-Voting Shares equaled diluted income attributable to Common Shares and Non-Voting Shares for all periods presented.

	Three months		Six months
Periods ended June 30 (millions)	2011	2010	2011	2010
Basic total weighted average Common Shares and Non-Voting Shares outstanding	324	319	324	319
Effect of dilutive securities
Share option awards	2	1	2	—
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	326	320	326	319

For the three-month and six-month periods ended June 30, 2011, certain outstanding share option awards, in the amount of 1 million (2010 — 5 million) and 1 million (2010 — 7 million), respectively, were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

notes to condensed interim consolidated financial statements	(unaudited)

12            dividends per share

(a)          Dividends declared

	2011				2010
	Declared		Paid to		Declared		Paid to
Six-month periods ended June 30	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Common Share and Non-Voting Share dividends
	Mar. 11, 2011	$0.525	Apr. 1, 2011	$170	Mar. 11, 2010	$0.475	Apr. 1, 2010	$152
	Jun. 10, 2011	0.550	Jul. 4, 2011	178	Jun. 10, 2010	0.500	Jul. 2, 2010	161
		$1.075		$348		$0.975		$313

	2011			2010
	Dividends declared in			Dividends declared in
Six-month periods ended June 30 (millions)	Prior fiscal year	Current fiscal year	Total	Prior fiscal year	Current fiscal year	Total
Common Share and Non-Voting Share dividends
Payable, beginning of period	$169	$—	$169	$150	$—	$150
Declared	N/A	348	348	N/A	313	313
Paid in cash	(115)	(170)	(285)	(129)	(120)	(249)
Re-invested in Non-Voting Shares issued from Treasury	(54)	—	(54)	(21)	(32)	(53)
Payable, end of period	$—	$178	$178	$—	$161	$161

On August 4, 2011, the Board of Directors declared a quarterly dividend of $0.55 per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company payable on October 3, 2011, to holders of record at the close of business on September 9, 2011. The final amount of the dividend payment depends upon the number of Common Shares and Non-Voting Shares issued and outstanding at the close of business on September 9, 2011.

(b)          Dividend Reinvestment and Share Purchase Plan

General

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares and Non-Voting Shares may acquire Non-Voting Shares through the reinvestment of dividends and making additional optional cash payments to the trustee. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market.

Reinvestment of dividends

The Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. In respect of dividends reinvested during the three-month period ended March 31, 2011, the Company issued Non-Voting shares from Treasury at a discount of 3%. The Company opted to have the trustee acquire the Non-Voting Shares in the stock market commencing March 1, 2011, with no discount. In respect of Common Share and Non-Voting Share dividends declared during the three-month and six-month periods ended June 30, 2011, $10 million (2010 — $45 million) and $16 million (2010 — $77 million), respectively, was to be reinvested in Non-Voting Shares.

Optional cash payments

Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

notes to condensed interim consolidated financial statements	(unaudited)

13            share-based compensation

(a)          Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as employee benefits expense and in the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2011			2010
Three-month periods ended June 30 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$(3)	$—	$(3)	$1	$(3)	$(2)
Restricted stock units(2)	8	—	8	8	—	8
Employee share purchase plan	7	(7)	—	7	(7)	—
	$12	$(7)	$5	$16	$(10)	$6

(1)             The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 4(i)), was $(4) (2010 — $(2)).

(2)             The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)).

	2011			2010
Six-month periods ended June 30 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$(7)	$(6)	$(13)	$2	$(9)	$(7)
Restricted stock units(2)	15	(2)	13	15	(1)	14
Employee share purchase plan	15	(15)	—	14	(14)	—
	$23	$(23)	$—	$31	$(24)	$7

(1)             The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 4(i)), was $(12) (2010 — $(4)).

(2)             The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)).

For the three-month and six-month periods ended June 30, 2011, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $NIL (2010 — $3 million) and $6 million (2010 — $8 million), respectively. For the three-month and six-month periods ended June 30, 2011, the income tax benefit arising from share-based compensation was $4 million (2010 — $4 million) and $7 million (2010 — $7 million), respectively; as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

(b)          Share option awards

General

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. The Company uses share option awards as a form of retention and incentive compensation. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

Share option awards accounted for as equity instruments

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

	Three months		Six months
Periods ended June 30	2011	2010	2011	2010
Share option award fair value (per share option)	$7.11	$5.29	$6.76	$4.25
Risk free interest rate	2.4%	2.9%	2.4%	2.5%
Expected lives(1) (years)	4.25	4.50	4.25	4.50
Expected volatility	24.6%	26.3%	25.7%	26.3%
Dividend yield	4.4%	5.4%	4.5%	5.8%

(1)             The maximum contractual term of the share option awards granted in 2011 and 2010 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on

notes to condensed interim consolidated financial statements	(unaudited)

historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Some share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at the Company’s option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Share option awards accounted for as liability instruments

Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

The Company entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with substantially all of the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards and the composition of their capped exercise date fair values.

	Weighted average							Associated
As at June 30, 2011 ($ in millions except per affected outstanding share option award)	Exercise price	Grant- date fair value		Incremental expense arising from net-cash settlement feature	Exercise date fair value capped by cash-settled equity swap agreement	Affected share option awards outstanding	Aggregate intrinsic value(1)	notional amount of cash-settled equity swap agreement (Note 4(h))
Affected share option awards granted for
Non-Voting Shares prior to 2002	$24.22	N/A	(2)	$30.93	$55.15	238,398	$6	$13
Non-Voting Shares after 2001	$16.10	$4.91		$34.14	$55.15	81,100	3	5
						319,498	$9	$18

(1)     The aggregate intrinsic value is calculated upon June 30, 2011, per share prices of $50.82 for Non-Voting Shares. The difference between the aggregate intrinsic value amount in this table and the amount disclosed in Note 23(a) is the effect, if any, of recognizing no less than the expense arising from the grant-date fair values for the affected share option awards outstanding.

(2)     As set out in Note 24(b), the Company, for purposes of IFRS-IASB, has elected to apply the relevant provisions of IFRS 2 only to share option awards made subsequent to 2001 and to modification of outstanding share option awards subsequent to 2001.

(c)          Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to the Company’s restricted stock units.

	Three months			Six months
	Number of restricted		Weighted	Number of restricted		Weighted
	stock units		average grant-	stock units		average grant-
Periods ended June 30, 2011	Non-vested	Vested	date fair value	Non-vested	Vested	date fair value
Outstanding, beginning of period
Non-vested	2,066,006	—	$37.58	1,359,066	—	$32.46
Vested	—	1,235	31.86	—	24,689	31.86
Issued
Initial award	16,385	—	50.31	761,712	—	46.55
In lieu of dividends	21,497	13	51.28	45,065	27	49.42
Vested	(2,902)	2,902	33.70	(10,431)	10,431	32.44
Settled in cash	—	(2,902)	33.70	—	(33,899)	35.88
Forfeited and cancelled	(70,683)	—	38.46	(125,109)	—	35.74
Outstanding, end of period
Non-vested	2,030,303	—	37.66	2,030,303	—	37.66
Vested	—	1,248	$31.86	—	1,248	$31.86

notes to condensed interim consolidated financial statements	(unaudited)

With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at June 30, 2011, is set out in the following table.

	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
Vesting in years ending December 31:
2011	459,000	$35.45	150,781	609,781
2012	538,000	$38.13	197,881	735,881
2013	447,000	$50.96	237,641	684,641
	1,444,000		586,303	2,030,303

(d)          Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees up to a certain job classification can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay; for more highly compensated job classifications, employees may contribute between 1% and up to 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, the Company is required to contribute a percentage between 20% and 40% as designated by the Company. For the three-month and six-month periods ended June 30, 2011, the Company contributed 40% (2010 — 40%) for employees up to a certain job classification; for more highly compensated job classifications, the Company contributed 35% (2010 — 35%). The Company records its contributions as a component of operating expenses and the Company’s contribution vests on the earlier of a plan participant’s last day in the Company’s employ or the last business day of the calendar year of the Company’s contribution, unless the plan participant’s employment was terminated with cause, in which case the plan participant will forfeit their in-year Company contribution.

	Three months		Six months
Periods ended June 30 (millions)	2011	2010	2011	2010
Employee contributions	$20	$19	$41	$38
Company contributions	7	7	15	14
	$27	$26	$56	$52

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the three-month and six-month periods ended June 30, 2011 and 2010, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

14            employee future benefits

(a)          Defined benefit pension plans — cost

The Company’s net defined benefit pension plan costs were as follows:

	2011				2010
Three-month periods ended June 30 (millions)	Current service cost (employer portion)	Interest cost	Return on plan assets	Total	Current service cost (employer portion)	Interest cost	Return on plan assets	Total
Period amount recognized in:
Income	$20	$90	$(118)	$(8)	$18	$92	$(113)	$(3)
Other comprehensive income	—	—	170	170	—	—	282	282
	$20	$90	$52	$162	$18	$92	$169	$279

	2011				2010
Six-month periods ended June 30 (millions)	Current service cost (employer portion)	Interest cost	Return on plan assets	Total	Current service cost (employer portion)	Interest cost	Return on plan assets	Total
Period amount recognized in:
Income	$40	$179	$(236)	$(17)	$36	$184	$(226)	$(6)
Other comprehensive income	—	—	111	111	—	—	290	290
	$40	$179	$(125)	$94	$36	$184	$64	$284

(b)          Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

	Three months		Six months
Periods ended June 30 (millions)	2011	2010	2011	2010
Union pension plan and public service pension plan contributions	$7	$7	$14	$13
Other defined contribution pension plans	10	8	20	18
	$17	$15	$34	$31

15            property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Assets under finance lease	Other	Land	Assets under construction	Total
	(adjusted – Note 24(d))
At cost
As at January 1, 2010	$22,141	$2,244	$13	$1,644	$49	$431	$26,522
Additions(1)	443	15	10	35	—	840	1,343
Dispositions, retirements and other	(568)	(13)	(2)	(182)	—	—	(765)
Reclassifications	675	105	—	53	—	(833)	—
As at December 31, 2010	22,691	2,351	21	1,550	49	438	27,100
Additions(1)	224	6	1	17	—	419	667
Additions arising from business acquisitions (Note 16(e))	—	6	—	7	—	—	13
Dispositions, retirements and other	(24)	(5)	—	(32)	—	—	(61)
Reclassifications	298	38	—	47	—	(383)	—
As at June 30, 2011	$23,189	$2,396	$22	$1,589	$49	$474	$27,719
Accumulated depreciation
As at January 1, 2010	$16,040	$1,333	$9	$1,308	$—	$—	$18,690
Depreciation	1,088	118	2	131	—	—	1,339
Dispositions, retirements and other	(573)	(8)	(1)	(178)	—	—	(760)
As at December 31, 2010	16,555	1,443	10	1,261	—	—	19,269
Depreciation	540	60	—	58	—	—	658
Dispositions, retirements and other	(26)	(3)	—	(13)	—	—	(42)
As at June 30, 2011	$17,069	$1,500	$10	$1,306	$—	$—	$19,885
Net book value
As at January 1, 2010	$6,101	$911	$4	$336	$49	$431	$7,832
As at December 31, 2010	$6,136	$908	$11	$289	$49	$438	$7,831
As at June 30, 2011	$6,120	$896	$12	$283	$49	$474	$7,834

(1)             For the six-month period ended June 30, 2011, additions include $NIL (year ended December 31, 2010 — $12) in respect of asset retirement obligations.

The gross carrying amount of fully-depreciated property, plant and equipment that was still in use as at June 30, 2011, was $3.0 billion (December 31, 2010 — $3.0 billion; January 1, 2010 — $2.6 billion).

As at June 30, 2011, the Company’s contractual commitments for the acquisition of property, plant and equipment were $216 million over a period through to 2013 (December 31, 2010 — $170 million over a period through to 2013).

notes to condensed interim consolidated financial statements	(unaudited)

16            intangible assets and goodwill

(a)          Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts and the related customer relationships	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Acquired brand	Total	Total intangible assets	Goodwill(1)	Total intangible assets and goodwill
							(adjusted – Note 24(d))
At cost
As at January 1, 2010	$245	$137	$2,408	$104	$158	$3,052	$4,867	$7	$4,874	$7,926	$3,936	$11,862
Additions	—	—	38	8	344	390	—	—	—	390	—	390
Dispositions, retirements and other	—	—	(213)	—	—	(213)	—	—	—	(213)	—	(213)
Reclassifications	—	—	262	—	(262)	—	—	—	—	—	—	—
As at December 31, 2010	245	137	2,495	112	240	3,229	4,867	7	4,874	8,103	3,936	12,039
Additions	—	—	18	—	180	198	—	—	—	198	—	198
Additions arising from business acquisitions (e)	—	29	1	—	—	30	—	—	—	30	94	124
Dispositions, retirements and other	—	—	(46)	—	—	(46)	—	—	—	(46)	—	(46)
Reclassifications	—	—	229	—	(229)	—	—	—	—	—	—	—
As at June 30, 2011	$245	$166	$2,697	$112	$191	$3,411	$4,867	$7	$4,874	$8,285	$4,030	$12,315
Accumulated amortization
As at January 1, 2010	$52	$27	$1,605	$76	$—	$1,760	$—	$—	$—	$1,760	$364	$2,124
Amortization	6	14	378	4	—	402	—	—	—	402	—	402
Dispositions, retirements and other	—	—	(211)	—	—	(211)	—	—	—	(211)	—	(211)
As at December 31, 2010	58	41	1,772	80	—	1,951	—	—	—	1,951	364	2,315
Amortization	3	8	215	2	—	228	—	—	—	228	—	228
Dispositions, retirements and other	—	—	(50)	—	—	(50)	—	—	—	(50)	—	(50)
As at June 30, 2011	$61	$49	$1,937	$82	$—	$2,129	$—	$—	$—	$2,129	$364	$2,493
Net book value
As at January 1, 2010	$193	$110	$803	$28	$158	$1,292	$4,867	$7	$4,874	$6,166	$3,572	$9,738
As at December 31, 2010	$187	$96	$723	$32	$240	$1,278	$4,867	$7	$4,874	$6,152	$3,572	$9,724
As at June 30, 2011	$184	$117	$760	$30	$191	$1,282	$4,867	$7	$4,874	$6,156	$3,666	$9,822

(1)    Accumulated amortization of goodwill is amortization recorded prior to 2002.

The gross carrying amount of fully-amortized intangible assets subject to amortization that were still in use as at June 30, 2011, was $803 million (December 31, 2010 — $772 million; January 1, 2010 — $752 million).

As at June 30, 2011, the Company’s contractual commitments for the acquisition of intangible assets were $165 million over a period through to 2018 (December 31, 2010 — $134 million over a period through to 2018).

notes to condensed interim consolidated financial statements	(unaudited)

(b)          Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2011, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2011 (balance of year)	$218
2012	338
2013	173
2014	58
2015	32

(c)          Intangible assets with indefinite lives — spectrum licences

The Company’s intangible assets with indefinite lives include spectrum licences granted by Industry Canada. Industry Canada’s spectrum licence policy terms indicate that the spectrum licences will likely be renewed. The Company’s spectrum licences are expected to be renewed every 20 years following a review by Industry Canada of the Company’s compliance with licence terms. In addition to current usage, the Company’s spectrum licensed can be used for planned and new technologies. As a result of the combination of the significant roles of these factors, the Company’s spectrum licences are currently considered to have indefinite lives.

(d)          Impairment testing of intangible assets with indefinite lives and goodwill

As referred to in Note 2(b), the carrying value of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for the Company.

The carrying amounts of intangible assets with indefinite lives and goodwill allocated to each cash-generating unit are as set out in the following table.

	Intangible assets with indefinite lives			Goodwill			Total
	June 30, 2011	Dec. 31, 2010	Jan. 1, 2010	June 30, 2011	Dec. 31, 2010	Jan. 1, 2010	June 30, 2011	Dec. 31, 2010	Jan. 1, 2010
		(adjusted – Note 24(d))	(Note 24(d))
Wireless	$4,874	$4,874	$4,874	$2,628	$2,606	$2,606	$7,502	$7,480	$7,480
Wireline	—	—	—	1,038	966	966	1,038	966	966
	$4,874	$4,874	$4,874	$3,666	$3,572	$3,572	$8,540	$8,446	$8,446

The recoverable amounts of the cash generating units’ assets have been determined based on a value in use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash generating units’ assets given the necessity of making key economic assumptions about the future. The value in use calculation uses discounted cash flow projections which employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples. The Company considers a range of reasonably possible amounts to use for key assumptions and decides upon amounts that represents management’s best estimate. In the normal course, changes are made to key assumptions to reflect current (at time of test) economic conditions, updating of historical information used to develop the key assumptions and changes in the Company’s debt ratings.

The cash flow projection key assumptions are based upon the Company’s approved financial forecasts which span a period of three years and are discounted, for December 2010 annual test purposes, at a consolidated rate of 8.25% (January 1, 2010 — 7.61%). For impairment testing valuation purposes, the cash flows subsequent to the three-year projection period are extrapolated, for December 2010 annual test purposes, using perpetual growth rates of 1.75% (January 1, 2010 — 1.75%) for the wireless reporting unit and zero (January 1, 2010 — zero) for the wireline reporting unit; these growth rates do not exceed the observed long-term average growth rates for the markets in which the Company operates.

The Company validates its value in use results through the use of the market-comparable approach and analytical review of industry and Company-specific facts. The market-comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuations of the cash generating units is reasonable based on current market values of the Company.

The Company believes that any reasonably possible change in the key assumptions on which its cash generating units recoverable amounts are based would not cause the cash generating units’ carrying amounts (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) to exceed their recoverable

notes to condensed interim consolidated financial statements	(unaudited)

amounts. If the future was to adversely differ from management’s best estimate of key assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.

Sensitivity testing was conducted as a part of the December 2010 annual test. A component of the sensitivity testing was a break-even analysis. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future.

(e)          Business acquisitions

Transactel (Barbados) Inc.

During the three-month period ended March 31, 2011, the Company acquired control of Transactel (Barbados) Inc., a business process outsourcing and call centre company with facilities in two Central American countries. The investment was made with a view to enhancing the Company’s business process outsourcing capacity, particularly regarding Spanish-language capabilities and acquiring multi-site redundancy in support of other facilities. The primary factor that contributed to the recognition of goodwill is the earnings capacity of the acquiree in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the assembled workforce; the established operation with certain capabilities in the industry; and the geographic location of the acquiree). The amount assigned to goodwill is not expected to be deductible for tax purposes.

The Company’s investment in Transactel (Barbados) Inc. is summarized as follows:

	Interest in Transactel (Barbados) Inc. attributable to:
	Common Shares and Non-Voting Shares		Non-controlling interests		Total
($ in millions)		Economic interest		Economic interest		Economic interest
December 2008 tranche
Cash	$19
Contingent consideration	10
	29	29.99%
January 2011 tranche	20	21.01%
Equity accounting adjustments through February 1, 2011	(2)
	47	51.00%
Gain on 51% interest re-measured at acquisition-date fair value	16
Relative acquisition-date (February 1, 2011) fair values	63	51.00%	$60	49.00%	$123	100.00%
May 2011 equity transaction(1)	56	44.00%	(56)	(44.00)%	—	—
	$119	95.00%	$4	5.00%	$123	100.00%

(1)             The difference between the amount paid by the Company for the incremental 44% economic interest and the associated proportionate share of the non-controlling interest in the net assets of Transactel (Barbados) Inc. was recorded as a credit to retained earnings in the Consolidated Statements of Changes in Owners’ Equity.

The acquisition was effected as follows:

•                  On December 22, 2008, the Company acquired an initial 29.99% economic interest in Transactel (Barbados) Inc. for $19 million cash. Additional contingent consideration could become payable depending upon Transactel (Barbados) Inc. earnings for the year ending December 31, 2011.

Concurrent with acquiring the initial interest in Transactel (Barbados) Inc., the Company provided two written put options to the vendor. The first written put option became exercisable on December 31, 2009, expiring June 30, 2011, and allowed the vendor to put up to a further 21.01% economic interest to the Company (the Company’s effective economic interest in Transactel (Barbados) Inc. would become 51% assuming the written put option was exercised in full). The second written put option became exercisable on December 31, 2010, it had no expiry, and it allowed the vendor to put whatever interest is not put under the first written put option plus up to an incremental 44% economic interest to the Company. The written put options set out the share pricing methodology, which was dependent upon Transactel (Barbados) Inc. future earnings.

The vendor provided the Company with two purchased call options which substantially mirrored the written put options except that they are only exercisable upon Transactel (Barbados) Inc. achieving certain business growth targets.

The Company initially accounted for its investment in Transactel (Barbados) Inc. using the equity method.

notes to condensed interim consolidated financial statements	(unaudited)

•                  On January 7, 2011, the Company exercised its first purchased call option to acquire an additional 21.01% economic interest in Transactel (Barbados) Inc. from the vendor for $20 million cash.

Upon such exercise, the Company continued to account for its resulting direct 51% economic interest in Transactel (Barbados) Inc. using the equity method. The control of Transactel (Barbados) Inc. resides with the “super-majority” of its board of directors, who have the continuing power to determine the strategic operating, investing and financing policies of Transactel (Barbados) Inc. Although the Company had the right to elect the simple majority of the board of directors at the direct 51% economic interest level, the vendor’s remaining direct 49% economic interest effectively had a veto right over the strategic operating, investing and financing policies of Transactel (Barbados) Inc. and thus the Company did not have the control necessary to apply consolidation accounting.

•                  Subsequently in the first quarter of 2011, Transactel (Barbados) Inc. achieved the business growth target necessary for the Company to exercise its second purchased call option. The Company exercised its second purchased call option and asserted its control effective February 1, 2011 (the acquisition date). The effects of the second purchased call option exercise included that the Company:

•                  accounted for its 51% economic interest in Transactel (Barbados) Inc. on a consolidated basis (as the vendor would no longer had an effective veto over the strategic operating, investing and financing policies of Transactel (Barbados) Inc.) and thus included Transactel (Barbados) Inc.’s results in the Company’s wireline segment effective February 1, 2011;

•                  was required to re-measure its pre-acquisition 51% economic interest at acquisition-date fair value, resulting in the recognition of a gain of $16 million (see Note 6) (such gain being net of a contingent consideration liability estimate of $10 million);

•                  was required to initially measure the non-controlling interest’s 49% economic interest at acquisition-date fair value, resulting in an increase of $60 million in the non-controlling interest; and

•                  recorded, in the second quarter of 2011, a post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash.

Concurrent with acquiring the incremental 44% economic interest in the second quarter of 2011, the Company provided a written put option to the vendor. This third written put option becomes exercisable on December 22, 2015, and allows the vendor to put the remaining 5% economic interest to the Company (the Company’s effective interest in Transactel (Barbados) Inc. would become 100%). The written put option sets out that the pricing methodology is to use an independent party using common practice valuation techniques. Also concurrently, the vendor has provided the Company with a purchased call option which substantially mirrors the third written put option.

TELUS-branded wireless dealership businesses

During the three-month and six-month periods ended June 30, 2011, the Company acquired 100% ownership of certain TELUS-branded wireless dealership businesses for $NIL ($NIL net of cash acquired) and $30 million cash ($30 million net of cash acquired), respectively. There was no contingent consideration in the transaction. The investment was made with a view to enhancing the Company’s distribution of wireless products and customer services across Western Canada.

The primary factor that contributed to the recognition of goodwill is the earnings capacity of the acquired businesses in excess of the net tangible assets and net intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring established businesses in multiple locations). The amount assigned to goodwill is not expected to be deductible for tax purposes.

notes to condensed interim consolidated financial statements	(unaudited)

Acquisition date fair values

The acquisition date fair values assigned to assets acquired and liabilities assumed are as set out in the following table:

	Transactel (Barbados) Inc.	TELUS-branded wireless dealership businesses
As at (millions)	February 1, 2011	January 15, 2011
Assets
Current assets	$30	$5
Non-current assets
Property, plant and equipment	12	1
Intangible assets
Intangible assets subject to amortization(1)
Customer contracts and the related customer relationships	21	8
Software	1	—
	22	8
Total non-current assets	34	9
Total identifiable assets acquired	64	14
Liabilities
Current liabilities	13	4
Non-current liabilities
Other long-term liabilities	—	1
Deferred income taxes	—	1
Total non-current liabilities	—	2
Total liabilities assumed	13	6
Net identifiable assets acquired	51	8
Goodwill	72	22
Net assets acquired	$123	$30
Acquisition effected by way of:
Cash consideration	$—	$30
Re-measured pre-acquisition 51% interest at acquisition-date fair value(2)(3)	63	Not applicable
	63	30
Non-controlling interest measured at fair value(4)	60	Not applicable
	$123	$30

(1)             The customer contracts and the related customer relationships and the software acquired in conjunction with Transactel (Barbados) Inc. are being amortized over periods of six years and three years, respectively. The customer contracts and the related customer relationships acquired in conjunction with the TELUS-branded wireless dealership businesses are being amortized over a period of six years.

(2)             Re-measurement of the Company’s previously held 51% economic interest resulted in the recognition of a gain of $16 which is included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Other operating income (see Note 6). The previously held 51% economic interest was comprised of an initial 29.99% acquired December 22, 2008, and a 21.01% economic interest obtained January 7, 2011.

(3)            The acquisition-date fair value of the Company’s 51% interest includes the recognition of $10 for contingent consideration, which is contractually based upon a multiple of an estimate of Transactel (Barbados) Inc. fiscal 2011 earnings in excess of a threshold amount.

(4)             The remaining non-controlling interest, representing a 49% economic interest, had a fair value of $60 as of February 1, 2011 (acquisition-date fair value). The non-controlling interest fair value (the recorded amount of which is based upon net assets acquired) was determined by discounted cash flows. The fair value estimate is based upon: a going-concern basis; market participant synergies; a perpetuity terminal value based on sustaining cash flows; and costs (taxes) associated with future repatriation of funds.

notes to condensed interim consolidated financial statements	(unaudited)

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed as at the beginning of the fiscal years presented.

Three-month periods ended June 30	2011		2010
(millions except per share amounts)	As reported(1)	Pro forma(2)	As reported	Pro forma(2)
			(adjusted – Note 24(c))
Operating revenues	$2,554	$2,554	$2,400	$2,415
Net income	$324	$324	$302	$302
Net income per Common Share and Non-Voting Share
– Basic	$0.99	$0.99	$0.94	$0.94
– Diluted	$0.98	$0.98	$0.94	$0.94

(1)             Operating revenues and net income  for the three-month period ended June 30, 2011, include $10 and $NIL, respectively, in respect of the acquisition of Transactel (Barbados) Inc. Operating revenues and net income (loss) for the three-month period ended June 30, 2011, include $3 and $(1), respectively, in respect of the acquisition of the TELUS-branded wireless dealership businesses.

(2)             Pro forma amounts for the three-month periods ended June 30, 2011 and 2010 reflect Transactel (Barbados) Inc. and the TELUS-branded wireless dealership businesses. Transactel (Barbados) Inc. was acquired on February 1, 2011, and  the TELUS-branded wireless dealership businesses were acquired January 15, 2011; their results have been included in the Company’s Consolidated Statement of Income and Other Comprehensive Income effective the dates of acquisition.

Six-month periods ended June 30	2011		2010
(millions except per share amounts)	As reported(1)	Pro forma(2)	As reported	Pro forma(2)
			(adjusted – Note 24(c))
Operating revenues	$5,085	$5,089	$4,777	$4,808
Net income	$652	$646	$575	$575
Net income per Common Share and Non-Voting Share
– Basic	$2.00	$1.98	$1.79	$1.79
– Diluted	$1.99	$1.97	$1.79	$1.79

(1)             Operating revenues and net income  for the six-month period ended June 30, 2011, include $18 and $NIL, respectively, in respect of the acquisition of Transactel (Barbados) Inc. Operating revenues and net income (loss) for the six-month period ended June 30, 2011, include $6 and $(1), respectively, in respect of the acquisition of the TELUS-branded wireless dealership businesses.

(2)             Pro forma amounts for the six-month periods ended June 30, 2011 and 2010 reflect Transactel (Barbados) Inc. and the TELUS-branded wireless dealership businesses. The pro forma amounts for the six-month period ended June 30, 2010, do not reflect a re-measurement gain on the 29.99% interest in Transactel (Barbados) Inc. that the Company held during that period. Transactel (Barbados) Inc. was acquired on February 1, 2011, and the TELUS-branded wireless dealership businesses were acquired January 15, 2011; their results have been included in the Company’s Consolidated Statement of Income and Other Comprehensive Income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of the Company’s consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

17            short term borrowings

On July 26, 2002, TELUS Communications Inc., a wholly owned subsidiary of TELUS, entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $500 million (December 31, 2010 — $500 million; January 1, 2010 — $500 million). This revolving-period securitization agreement’s current term ends May 6, 2012; subsequent to June 30, 2011, the agreement was amended and the term was extended to August 1, 2014. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

As at June 30, 2011, the Company had transferred, but continued to recognize, accounts receivable of $458 million (December 31, 2010 — $465 million; January 1, 2010 — $598 million). Short-term borrowings of $400 million (December 31, 2010 — $400 million; January 1, 2010 - $500 million) are comprised of amounts loaned to the Company from the arm’s-length securitization trust pursuant to the sale of receivables.

The balance of short-term borrowings (if any) was amounts drawn on the Company’s bilateral bank facilities.

notes to condensed interim consolidated financial statements	(unaudited)

18            provisions

(a)          General

(millions)	Regulatory	Asset retirement obligation	Employee related (b)	Other (b)	Total
		(adjusted – Note 24(d))
As at January 1, 2010	$149	$70	$150	$21	$390
Addition	22	12	86	4	124
Reversal	—	—	(8)	(3)	(11)
Interest effect	—	4	—	—	4
Use	(67)	(1)	(107)	(6)	(181)
As at December 31, 2010	$104	$85	$121	$16	$326
As at April 1, 2011	$99	$86	$99	$26	$310
Addition	—	—	5	12	17
Reversal	—	—	(10)	(3)	(13)
Interest effect	—	1	—	—	1
Use	(8)	—	(9)	(3)	(20)
As at June 30, 2011	$91	$87	$85	$32	$295
As at January 1, 2011	$104	$85	$121	$16	$326
Addition	—	—	9	25	34
Reversal	—	—	(10)	(5)	(15)
Interest effect	—	2	—	—	2
Use	(13)	—	(35)	(4)	(52)
As at June 30, 2011	$91	$87	$85	$32	$295
Current	$147	$3	$137	$12	$299
Non-current	2	67	13	9	91
As at January 1, 2010	$149	$70	$150	$21	$390
Current	$—	$3	$121	$8	$122
Non-current	104	82	10	8	204
As at December 31, 2010	$104	$85	$121	$16	$326
Current	$—	$3	$85	$22	$110
Non-current	91	84	—	10	185
As at June 30, 2011	$91	$87	$85	$32	$295

Regulatory

The CRTC issued Decision 2002-34 and Decision 2002-43 which resulted in the creation of non-high cost serving area deferral accounts. The deferral account arises from the CRTC requiring the Company to defer the statement of income and other comprehensive income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. In order to extinguish the deferral account liability, the Company will be: expanding broadband services in its incumbent local exchange carrier territories to rural and remote communities; enhancing accessibility to telecommunications services for individuals with disabilities; and, rebating the balance of the deferral account to local residential customers in non-high cost serving areas. The CRTC rendered its final decision on the use of the deferral account in August 2010. The decision required $54 million in customer rebates to be effected by February 2011, and the remaining $111 million would be applied to the providing of broadband services and initiatives for the disabled, both of which are to be completed by 2014. The amounts used, to be rebated in the next twelve months or applied in the next twelve months is reflected in the table above as a use.

Asset retirement obligation

As discussed further in Note 2(e), the Company recognizes liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The Company expects that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these long-term assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in (b) following). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short term in nature.

notes to condensed interim consolidated financial statements	(unaudited)

Other

The provision for other includes disputes, non-employee related restructuring activities (as discussed further in (b) following) and business acquisition related contingent consideration. As discussed further in Note 21(c), the Company is involved in a number of legal disputes and is aware of certain possible legal disputes. In respect of legal disputes, the Company has established provisions, when warranted, after taking into account legal assessment, information presently available, and the expected availability of insurance or other recourse. The timing of the associated cash outflows associated with legal claims cannot be reasonably determined. As discussed further in Note 16(e), the Company incurred a liability for contingent consideration in connection with acquiring an initial 29.99% economic interest in Transactel (Barbados) Inc. in December 2008. The business acquisition contingent consideration cash outflows would be expected to occur in the first half of 2012. The Company expects that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate, multi-year period.

(b)          Restructuring

Employee related provisions and other provisions, in (a) preceding, include amounts in respect of restructuring activities. In 2011 restructuring activities included ongoing efficiency initiatives such as:

•                  simplifying or automating processes to achieve operating efficiencies, which includes workforce reductions;

•                  simplifying organizational structures through consolidation of functions and reducing organizational layers;

•                 consolidating administrative real estate to create a smaller environmental footprint through mobile working, encouraging less inter-city travel, reduced daily commutes, and lower use of real estate space, which includes vacating premises;

•                  decommissioning uneconomic products and services; and

•                  leveraging business process outsourcing and off-shoring to the Company’s own international call centres.

	2011			2010
Three-month periods ended June 30 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Addition
Workforce
Voluntary	$3	$—	$3	$11	$—	$11
Involuntary	2	—	2	8	—	8
Other	—	7	7	—	—	—
Reversal
Workforce
Involuntary	—	—	—	—	—	—
	5	7	12	19	—	19
Use
Workforce
Voluntary	3	—	3	8	—	8
Involuntary and other	4	—	4	14	—	14
Other	—	1	1	—	—	—
	7	1	8	22	—	22
Expenses greater (less) than disbursements	(2)	6	4	(3)	—	(3)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	73	15	88	86	—	86
Balance, end of period	$71	$21	$92	$83	$—	$83

(1)             The transactions and balances included in this column are included in, and thus are a subset of, the transactions and balances included in the columns with the same caption in sub-note (a).

notes to condensed interim consolidated financial statements	(unaudited)

	2011			2010
Six-month periods ended June 30 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Addition
Workforce
Voluntary	$4	$—	$4	$14	$—	$14
Involuntary	4	—	4	13	—	13
Other	—	8	8	—	—	—
Reversal
Workforce
Involuntary	—	—	—	(2)	—	(2)
	8	8	16	25	—	25
Use
Workforce
Voluntary	11	—	11	31	—	31
Involuntary and other	21	—	21	45	—	45
Other	—	3	3	—	1	1
	32	3	35	76	1	77
Expenses greater (less) than disbursements	(24)	5	(19)	(51)	(1)	(52)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	95	16	111	134	1	135
Balance, end of period	$71	$21	$92	$83	$—	$83

(1)             The transactions and balances included in this column are included in, and thus are a subset of, the transactions and balances included in the columns with the same caption in sub-note (a).

These initiatives were aimed to improve the Company’s long-term operating productivity and competitiveness. The Company expects that substantially all of the cash outflows in respect of the balance accrued as at the financial statement date will occur within twelve months thereof.

The Company’s estimate of restructuring costs for 2011 is approximately $50 million.

notes to condensed interim consolidated financial statements	(unaudited)

19            long-term debt

(a)          Details of long-term debt

As at ($ in millions)				June 30,	December 31,	January 1,
Series	Rate of interest		Maturity	2011	2010	2010
TELUS Corporation Notes
U.S. (2)	8.00	%(1)	June 2011	$—	$736	$1,411
CB	5.00	%(1)	June 2013	299	299	299
CC	4.50	%(1)	March 2012	300	300	299
CD	4.95	%(1)	March 2017	691	691	690
CE	5.95	%(1)	April 2015	498	498	498
CF	4.95	%(1)	May 2014	698	698	697
CG	5.05	%(1)	December 2019	991	990	989
CH	5.05	%(1)	July 2020	993	992	—
CI	3.65	%(1)	May 2016	594	—	—
				5,064	5,204	4,883
TELUS Corporation Commercial Paper	1.26%		Through December 2011	979	104	467
TELUS Communications Inc. Debentures
1	12.00	%(1)	May 2010	—	—	50
2	11.90	%(1)	November 2015	124	124	124
3	10.65	%(1)	June 2021	174	174	173
5	9.65	%(1)	April 2022	245	245	245
B	8.80	%(1)	September 2025	198	198	198
				741	741	790
TELUS Communications Inc. First Mortgage Bonds
U	11.50	%(1)	July 2010	—	—	30
Finance leases issued at varying rates of interest from 2.04% to 5.30% and maturing on various dates up to 2013				3	7	2
Long-Term Debt				6,787	6,056	6,172
Less: Current maturities				1,284	847	549
Long-Term Debt — non-current				$5,503	$5,209	$5,623

(1)             Interest is payable semi-annually.

(2)             Principal face value of notes is U.S.$NIL (December 31, 2010 — U.S.$741 million; January 1, 2010 — U.S.$1,348 million).

(b)          TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

On July 27, 2010, the Company exercised its right to early and partially redeem, on September 2, 2010, U.S.$607 million of its publicly held 2011 (U.S. Dollar) Notes. The loss on the redemption, which included the loss arising on early settlement of the associated cross currency interest rate swap agreements, was $52 million.

On December 1, 2009, the Company exercised its right to early and partially redeem, on December 31, 2009, U.S.$577 million of its publicly held 2011 (U.S. Dollar) Notes. The loss on redemption, which included the loss arising on early settlement of the associated cross currency interest rate swap agreements, was $99 million.

2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2011 (U.S. Dollar) Notes, U.S.$NIL (December 31, 2010 — U.S.$0.7 billion; January 1, 2010 — U.S.$1.3 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 8.493% and an effective fixed economic exchange rate of $1.5327.

The counterparties of the swap agreements were highly rated financial institutions and the Company did not anticipate any non-performance. TELUS did not require collateral or other security from the counterparties due to its assessment of their creditworthiness.

notes to condensed interim consolidated financial statements	(unaudited)

The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the statement of financial position date. The swap agreements at June 30, 2011, comprised a net derivative liability of $NIL (December 31, 2010 — $404 million; January 1, 2010 — $721 million), as set out in Note 4(h). The asset value of the swap agreements increased (decreased) when the statement of financial position date exchange rate increased (decreased) the Canadian dollar equivalent of the U.S. Dollar notes.

			Principal face amount		Redemption
Series	Issued	Issue price	Originally issued	Outstanding at financial statement date	present value spread (basis points)(1)
5.00% Notes, Series CB	May 2006	$998.80	$300 million	$300 million	16
4.50% Notes, Series CC	March 2007	$999.91	$300 million	$300 million	15
4.95% Notes, Series CD	March 2007	$999.53	$700 million	$700 million	24
5.95% Notes, Series CE(2)	April 2008	$998.97	$500 million	$500 million	66
4.95% Notes, Series CF(2)	May 2009	$999.96	$700 million	$700 million	71
5.05% Notes, Series CG(2)	December 2009	$994.19	$1.0 billion	$1.0 billion	45.5
5.05% Notes, Series CH(2)	July 2010	$997.44	$1.0 billion	$1.0 billion	47
3.65% Notes, Series CI(2)	May 2011	$996.29	$600 million	$600 million	29.5

(1)             The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate (in respect of the U.S. dollar denominated notes) or the Government of Canada yield (in respect of the Canadian dollar denominated notes) plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)             This series of notes require the Company to make an offer to repurchase the series of notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(c)          TELUS Corporation credit facility

On March 2, 2007, TELUS Corporation entered into a $2.0 billion bank credit facility with a syndicate of financial institutions. The credit facility consists of a $2.0 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 1, 2012, to be used for general corporate purposes including the backstop of commercial paper.

TELUS Corporation’s credit facility expiring on May 1, 2012, is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants including two financial quarter-end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

On June 19, 2009, TELUS Corporation entered into an amended $300 million revolving credit facility with a syndicate of financial institutions, expiring December 31, 2010; during the quarter ended September 30, 2010, the Company exercised its right to cancel the facility in its entirety. The credit facility was unsecured and bore interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

	June 30,	December 31,	January 1, 2010
As at (millions)	2011	2010		December 31,
Revolving credit facility expiring	May 1, 2012	May 1, 2012	May 1, 2012	2010	Total
Net available	$905	$1,779	$1,410	$300	$1,710
Outstanding, undrawn letters of credit	113	117	123	—	123
Backstop of commercial paper	982	104	467	—	467
Gross available	$2,000	$2,000	$2,000	$300	$2,300

notes to condensed interim consolidated financial statements	(unaudited)

(d)          Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at June 30, 2011, for each of the next five fiscal years are as follows:

Years ending December 31 (millions)	All except finance leases	Finance leases	Total
2011 (balance of year)	$982	$3	$985
2012	300	—	300
2013	300	—	300
2014	700	—	700
2015	625	—	625
Thereafter	3,924	—	3,924
Future cash outflows in respect of long-term debt principal repayments	6,831	3	6,834
Future cash outflows in respect of associated interest and like carrying costs(1)	2,271	—	2,271
Undiscounted contractual maturities (Note 4(c))	$9,102	$3	$9,105

(1)             Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at June 30, 2011.

20            Common Share and Non-Voting Share equity

(a)          Authorized share capital

As at June 30, 2011, December 31, 2010, and January 1, 2010, the Company’s authorized share capital consisted of one billion no par value shares of each of the following classes: First Preferred Shares; Second Preferred Shares; Common Shares; and Non-Voting Shares. Only holders of Common Shares may vote at general meetings of the Company with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. Non-Voting Shares have conversion rights in certain instances, including when there are changes in Canadian telecommunications, radiocommunication and broadcasting regulations so that there is no restriction on non-Canadians owning or controlling Common Shares of the Company. In that instance, shareholders have the right to convert their Non-Voting Shares into Common Shares on a one-for-one basis, and the Company has the right to require conversion on the same basis.

With respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares and Non-Voting Shares participating equally, without preference or distinction.

(b)          Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

The following table presents a summary of the activity related to the Company’s share option plans.

	Three months		Six months
Periods ended June 30, 2011	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	11,908,257	$39.20	11,741,666	$37.83
Granted	35,845	50.42	1,481,709	46.56
Exercised(1)	(988,304)	39.62	(1,878,037)	37.17
Forfeited	(101,492)	42.19	(414,607)	37.40
Expired	(10,691)	31.64	(87,116)	34.38
Outstanding, end of period	10,843,615	$39.18	10,843,615	$39.18

(1)             The total intrinsic value of share option awards exercised for the three-month and six-month periods ended June 30, 2011, was $11 million (reflecting a weighted average price at the dates of exercise of $49.92 per share) and $21 million (reflecting a weighted average price at the dates of exercise of $48.13 per share), respectively.

notes to condensed interim consolidated financial statements	(unaudited)

The following table reconciles the number of share options exercised and the associated number of Non-Voting Shares issued.

Periods ended June 30, 2011	Three months	Six months
Non-Voting Shares issued pursuant to exercise of share options	99,127	517,687
Non-Voting Shares issued pursuant to use of share option award net-equity settlement feature	152,943	257,455
Impact of Company choosing to settle share option award exercises using net-equity settlement feature	736,234	1,102,895
Share options exercised	988,304	1,878,037

The following is a life and exercise price stratification of the Company’s share options outstanding as at June 30, 2011.

							Options exercisable
Options outstanding							Number of	Weighted average
Range of option prices						Total	shares	price
Low	$10.75	$16.15	$26.16	$39.49	$60.29	$10.75
High	$14.93	$24.00	$38.95	$57.37	$64.64	$64.64

Year of expiry and number of shares
2011	—	232,848	7,050	—	—	239,898	239,898	$24.23
2012	3,700	75,900	328,704	267,455	—	675,759	675,759	$36.37
2013	—	—	—	927,206	—	927,206	905,381	$43.67
2014	—	—	—	926,983	28,010	954,993	950,123	$56.48
2015	—	—	26,695	1,786,910	—	1,813,605	1,776,460	$43.92
2016	—	—	2,180,098	—	—	2,180,098	—	$—
2017	—	—	2,512,774	65,955	—	2,578,729	—	$—
2018	—	—	—	1,473,327	—	1,473,327	—	$—
	3,700	308,748	5,055,321	5,447,836	28,010	10,843,615	4,547,621
Weighted average remaining contractual life (years)	1.3	0.7	4.9	3.9	2.9	4.3
Weighted average price	$11.09	$22.06	$32.02	$46.69	$63.97	$39.18
Aggregate intrinsic value(1) (millions)	$—	$9	$95	$28	$—	$132

Options exercisable
Number of shares	3,700	308,748	335,754	3,876,279	23,140	4,547,621
Weighted average remaining contractual life (years)	1.3	0.7	0.6	2.8	2.9	2.5
Weighted average price	$11.09	$22.06	$35.51	$46.79	$63.83	$44.33
Aggregate intrinsic value(1) (millions)	$—	$9	$5	$21	$—	$35

(1)             The aggregate intrinsic value is calculated upon the June 30, 2011, per share price of $50.82 for Non-Voting Shares.

As at June 30, 2011, approximately 28 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

21            commitments and contingent liabilities

(a)          Concentration of labour

In 2010, TELUS commenced collective bargaining with the Telecommunications Workers Union to renew the collective agreement which expired November 19, 2010; the expired contract covered approximately 31% of the Company’s workforce as at December 31, 2010.

On April 11, 2011, the Telecommunications Workers Union and the Company reached a tentative agreement for a collective agreement subject to ratification by members of the Telecommunications Workers Union. On June 7, 2011, the Telecommunications Workers Union announced that its members voted to accept the April 11, 2011, tentative agreement. The terms and conditions of the new collective agreement are effective from June 9, 2011, to December 31, 2015; the contract covered approximately 29% of the Company’s workforce as at June 30, 2011.

(b)          Indemnification obligations

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the

notes to condensed interim consolidated financial statements	(unaudited)

applicable CRTC regulatory requirements. The Company’s proportionate share is 40% through May 2011 and then 15% in the final five years, ending, May 2016. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at June 30, 2011, the Company has no liability recorded in respect of indemnification obligations.

(c)          Claims and lawsuits

General

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss currently cannot be readily determined. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items enumerated following.

Certified class action

A class action was brought in August 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. In September 2007, the class was certified by the Saskatchewan Court of Queen’s Bench. In March 2010, the Company obtained leave to appeal the certification decision. The appeal was heard in December 2010 and judgement was reserved. Since the enactment of opt-out class action legislation in Saskatchewan, Plaintiff’s counsel applied to certify a new national class in Saskatchewan making substantially the same allegations. That application was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. In March, 2010, the plaintiffs applied for leave to appeal the stay decision. The Company believes that it has good defences to both actions.

Similar proceedings have also been filed by, or on behalf of, plaintiffs’ counsel in other provincial jurisdictions.

Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

Uncertified class actions

Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Intellectual property infringement claims

Claims and potential claims received by the Company include notice of one claim that certain wireless products used on the Company’s network infringe two third-party patents. The Company is assessing the merits of this claim but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

notes to condensed interim consolidated financial statements	(unaudited)

22                        related party transactions

(a)          Investments in significant controlled entities

As at	Country of incorporation	June 30, 2011	December 31, 2010	January 1, 2010
		Per cent of equity held by immediate parent
Parent entity
TELUS Corporation	Canada
Controlled entities
TELUS Communications Inc.	Canada	100.00%	100.00%	100.00%
TELE-MOBILE COMPANY	Canada	100.00%	100.00%	100.00%
TELUS Communications Company	Canada	100.00%	100.00%	100.00%

(b)          Transactions with key management personnel

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months		Six months
Periods ended June 30 (millions)	2011	2010	2011	2010
Short-term benefits	$2	$3	$4	$5
Post-employment pension and other benefits	1	1	2	2
Share-based compensation(1)	4	5	8	8
	$7	$9	$14	$15

(1)             For the three-month and six-month periods ended June 30, 2011, share-based compensation is net of $NIL (2010 —$1) and $1 (2010 —$3), respectively, of effects of derivatives used to manage share-based compensation costs (Note 13(b)-(c)).

As disclosed in Note 13, the Company has made awards of share-based compensation in fiscal 2011 and 2010. As most of these awards are cliff-vesting or graded-vesting, the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2011 and fiscal 2010 awards are included in the amounts in the table above.

	Three months		Six months
Periods ended June 30 (millions)	2011	2010	2011	2010
Total fair value at date of grant of:
Share options awarded	$—	$—	$—	$3
Restricted stock units awarded	—	1	15	7
	$—	$1	$15	$10

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	June 30, 2011	December 31, 2010	January 1, 2010
Restricted stock units	$13	$7	$5
Net-cash settlement feature for share options	—	3	2
Deferred share units(1)	23	18	12
	$36	$28	$19

(1)             The Company’s Directors Share Option and Compensation Plan provides that, in addition to their annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Non-Voting Shares or cash. Deferred share units entitle the directors to a specified number of, or a cash payment based on the value of, TELUS’ Common Shares and Non-Voting Shares. Deferred share units are paid out and expire when a director ceases to be a director for any reason.

During the three-month period ended June 30, 2011, key management personnel exercised 347,090 share options (2010 — 37,800 share options) which had an intrinsic value of $5 million (2010 — $1 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $50.30 (2010 — $38.89). During the six-month period ended June 30, 2011, key management personnel exercised 464,010 share options (2010 — 37,800 share options) which had an intrinsic value of $6 million (2010 — $1 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $49.35 (2010 — $38.89).

The Company’s key management personnel receive communications services from the Company, which are immaterial and domestic in nature.

notes to condensed interim consolidated financial statements	(unaudited)

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if the executive’s employment is terminated without cause: 18 months (24 months for the Chief Executive Officer and the Chief Financial Officer) of base salary, benefits and accrual of pension service in lieu of notice and fifty per cent of base salary in lieu of annual cash bonus (other than for the Chief Executive Officer who would receive twice the average of the preceding three years’ annual cash bonus). In the event of a change in control (as defined), the Executive Leadership Team members are not entitled to any different treatment than other Company employees with respect to unvested share-based compensation, other than for the Chief Executive Officer whose unvested share-based compensation would immediately vest.

(c)          Transactions with defined benefit pension plans

During the three-month and six-month periods ended June 30, 2011 and 2010, the Company provided management and administrative services to its defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $1 million (2010 — $1 million) and $2 million (2010 — $3 million), respectively.

During the three-month and six-month periods ended June 30, 2011 and 2010, the Company made employer contributions to its defined benefit pension plans as set out in the Consolidated Statements of Cash Flows.

23            additional financial information

(a)          Statement of financial position

As at (millions)	June 30, 2011	December 31, 2010	January 1, 2010
Accounts receivable (adjusted — Note 24(d))
Customer accounts receivable	$1,128	$1,142	$1,057
Accrued receivables — customer	150	102	103
Allowance for doubtful accounts	(39)	(41)	(59)
	1,239	1,203	1,101
Accrued receivables — other	137	113	93
Other	3	2	1
	$1,379	$1,318	$1,195
Inventories(1)
Wireless handsets, parts and accessories	$265	$236	$226
Other	55	47	44
	$320	$283	$270
Other long-term assets (adjusted — Note 24(d))
Pension and other-post retirement assets	$256	$179	$251
Other	86	56	35
	$342	$235	$286
Accounts payable and accrued liabilities (adjusted — Note 24(d))
Accrued liabilities	$530	$555	$520
Payroll and other employee-related liabilities	286	304	272
Accrual for net-cash settlement feature for share option awards (Note 13(b))	9	18	14
	825	877	806
Trade accounts payable	385	448	382
Interest payable	66	73	60
Other	73	79	88
	$1,349	$1,477	$1,336
Advance billings and customer deposits (adjusted — Note 24(d))
Advance billings	$554	$536	$470
Regulatory deferral accounts	19	62	—
Deferred customer activation and connection fees	33	35	40
Customer deposits	28	25	20
	$634	$658	$530
Other long-term liabilities (adjusted — Note 24(d))
Derivative liabilities (Note 4(h))	$—	$—	$721
Pension and other post-retirement liabilities	343	423	356
Other	158	152	170
	501	575	1,247
Deferred customer activation and connection fees	62	67	80
Deferred gain on sale-leaseback of buildings	4	7	7
	$567	$649	$1,334

(1)             Cost of goods sold for the three-month and six-month periods ended June 30, 2011 were $370 (2010 — $294) and $697 (2010 — $581), respectively.

notes to condensed interim consolidated financial statements	(unaudited)

(b)          Supplementary cash flow information

	Three months		Six months
Periods ended June 30 (millions)	2011	2010	2011	2010
Net change in non-cash working capital
Accounts receivable	$(87)	$(43)	$(31)	$14
Inventories	18	33	(37)	97
Prepaid expenses	(39)	(44)	(133)	(112)
Accounts payable and accrued liabilities	(123)	(118)	(137)	(121)
Income and other taxes receivable and payable, net	(98)	(122)	(88)	(313)
Advance billings and customer deposits	—	2	(24)	15
Provisions	3	(8)	(22)	(58)
	$(326)	$(300)	$(472)	$(478)
Long-term debt issued
TELUS Corporation Commercial Paper	$1,180	$878	$1,810	$1,753
Other	600	—	600	—
	$1,780	$878	$2,410	$1,753
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper	$(455)	$(849)	$(935)	$(1,696)
Other	(1,135)	(50)	(1,137)	(50)
	$(1,590)	$(899)	$(2,072)	$(1,746)

24                        explanation of transition to IFRS-IASB

(a)          General

The Company’s date of transition to IFRS-IASB is January 1, 2010, and its date of adoption is January 1, 2011. The Company’s December 31, 2010, annual consolidated financial statements were the latest presented using previous non-IFRS-IASB compliant GAAP.

There can be no guarantee that the International Accounting Standards Board will not make further pronouncements, and that the Canadian Accounting Standards Board will also adopt further pronouncements, before the Company’s December 31, 2011, consolidated financial statements are prepared and that the standards used to prepare the financial statement sub-notes following will not differ from those used to prepare the Company’s consolidated financial statements for the year ended December 31, 2011.

(b)          Exemption elections

International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards, sets out the procedures that the Company must follow when it adopts IFRS-IASB for the first time as the basis for preparing its consolidated financial statements. The Company is required to establish its IFRS-IASB accounting policies as at December 31, 2011, and, in general, apply these retrospectively to determine the IFRS-IASB opening statement of financial position at its date of transition, January 1, 2010. This standard provides a number of optional exemptions to this general principle. These are set out below, together with a description in each case of the exemption adopted by the Company.

Exemption	Exemption taken?	Comments
Business combinations	Yes

As would impact the Company, and as adopted by the Company, pre-2011 Canadian GAAP in respect of business combinations, consolidation and non-controlling interests was aligned with IFRS-IASB effective January 1, 2009; business combinations prior to that date would be measured differently.

Share-based payment transactions	Yes

The Company has chosen to apply the relevant IFRS-IASB standard (International Financial Reporting Standard 2, Share-based Payment) only to share option awards made subsequent to 2001 and to modification of outstanding share option awards subsequent to 2001 (which results in no difference from past application of pre-2011 Canadian GAAP).

Fair value or revaluation as deemed cost	No	The Company has chosen to measure its property, plant and equipment, and intangible assets at historical cost (see Note 2(e)).

notes to condensed interim consolidated financial statements	(unaudited)

Exemption	Exemption taken?	Comments
Leases	No	As would impact the Company, and as adopted by the Company, pre-2011 Canadian GAAP in respect of leases is aligned with IFRS-IASB.
Employee benefits	Yes

The Company has chosen to recognize cumulative unamortized actuarial gains and losses, past service costs and transitional obligations and assets at the transition date as an adjustment to retained earnings on the same date.

Cumulative translation differences	Yes

The Company has chosen to apply the relevant IFRS-IASB standard (International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates) prospectively effective the date of transition to IFRS-IASB due to immateriality and will deem cumulative foreign currency translation differences to be zero as of the same date.

Assets and liabilities of subsidiaries, associates and joint ventures	No	As a consolidated entity, the Company first-time adopted IFRS-IASB concurrently.
Compound financial instruments	No	As would impact the Company, and as adopted by the Company, pre-2011 Canadian GAAP in respect of compound financial instruments is aligned with IFRS-IASB.
Designation of previously recognized financial instruments	No	The Company did not re-designate any of its previously recognized financial instruments.
Fair value measurement of financial assets or financial liabilities at initial recognition	No	As would impact the Company, and as adopted by the Company, pre-2011 Canadian GAAP in respect of the fair value measurement of financial assets and financial liabilities is aligned with IFRS-IASB.
Decommissioning liabilities included in the cost of property, plant and equipment	Yes

The Company has chosen to apply the relevant IFRS-IASB standard (IFRIC Interpretation 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities) prospectively effective the date of transition to IFRS-IASB due to immateriality.

Borrowing costs	Yes

The Company has chosen to apply the relevant IFRS-IASB standard (International Accounting Standard 23, Borrowing Costs) prospectively effective the date of transition to IFRS-IASB due to immateriality.

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Reconciliations — consolidated statements of income and other comprehensive income

Generally accepted accounting principles require that the Company’s comprehensive income previously reported at the end of the most recently completed annual period be reconciled to those amounts that would have been reported applying IFRS-IASB; the corresponding reconciliation is required for comparative interim periods as well. The following table provides the comprehensive reconciliations for the requisite periods.

	Three-month period ended June 30, 2010			Six-month period ended June 30, 2010			Year ended December 31, 2010
(millions except per share amounts)	As previously reported	Effect of transition to IFRS-IASB	As adjusted	As previously reported	Effect of transition to IFRS-IASB	As adjusted	As previously reported	Effect of transition to IFRS-IASB	As adjusted
OPERATING REVENUES	$2,398	$(2,398)	$—	$4,773	$(4,773)	$—	$9,779	$(9,779)	$—
Service	—	2,259	2,259	—	4,487	4,487	—	9,131	9,131
Equipment	—	129	129	—	266	266	—	611	611
	2,398	(10)	2,388	4,773	(20)	4,753	9,779	(37)	9,742
Other operating income	—	12	12	—	24	24	—	50	50
	2,398	2	2,400	4,773	4	4,777	9,779	13	9,792
OPERATING EXPENSES
Operations	1,460	(1,460)	—	2,889	(2,889)	—	6,062	(6,062)	—
Restructuring costs	19	(19)	—	25	(25)	—	74	(74)	—
Goods and services purchased	—	997	997	—	1,965	1,965	—	4,236	4,236
Employee benefits expense	—	478	478	—	944	944	—	1,906	1,906
Depreciation	316	2	318	661	3	664	1,333	6	1,339
Amortization of intangible assets	91	—	91	199	—	199	402	—	402
	1,886	(2)	1,884	3,774	(2)	3,772	7,871	12	7,883
OPERATING INCOME	512	4	516	999	6	1,005	1,908	1	1,909
Other expense, net	6	(6)	—	14	(14)	—	32	(32)	—
Financing costs	114	3	117	226	6	232	510	12	522
INCOME BEFORE INCOME TAXES	392	7	399	759	14	773	1,366	21	1,387
Income taxes	96	1	97	195	3	198	328	7	335
NET INCOME	296	6	302	564	11	575	1,038	14	1,052
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	—	2	19	—	19	54	—	54
Foreign currency translation arising from translating financial statements of foreign operations	—	—	—	(1)	—	(1)	—	—	—
	2	—	2	18	—	18	54	—	54
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)	—	(211)	(211)	—	(217)	(217)	—	(214)	(214)
	2	(211)	(209)	18	(217)	(199)	54	(214)	(160)
TOTAL COMPREHENSIVE INCOME	$298	$(205)	$93	$582	$(206)	$376	$1,092	$(200)	$892
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$295	$6	$301	$562	$11	$573	$1,034	$14	$1,048
Non-controlling interests	1	—	1	2	—	2	4	—	4
	$296	$6	$302	$564	$11	$575	$1,038	$14	$1,052
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares	$297	$(205)	$92	$580	$(206)	$374	$1,088	$(200)	$888
Non-controlling interests	1	—	1	2	—	2	4	—	4
	$298	$(205)	$93	$582	$(206)	$376	$1,092	$(200)	$892
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$0.92	$0.02	$0.94	$1.76	$0.03	$1.79	$3.23	$0.04	$3.27
Diluted	$0.92	$0.02	$0.94	$1.76	$0.03	$1.79	$3.22	$0.05	$3.27

notes to condensed interim consolidated financial statements	(unaudited)

The effects of the transition to IFRS-IASB on the line items in the preceding table can be classified into two categories: those that have recognition, measurement, presentation and/or disclosure effects for the Company, or those that only have presentation and/or disclosure effects for the Company.

		Amount of effect (increase (decrease), in millions except per share amounts)
		Periods ended June 30, 2010		Year ended	Recognition, measurement,
Topic	Line items affected	Three months	Six months	December 31, 2010	presentation & disclosure	Presentation & disclosure	Comments
Revenues	Operating revenues	$(2,398)	$(4,773)	$(9,779)		X	Previously, Canadian GAAP did not provide the same specificity of revenue categorization. IFRS-IASB requires the disclosure of specific categories of revenue.
	Operating revenues - services	$2,269	$4,507	$9,168
	Operating revenues - equipment	$129	$266	$611
	Other operating income	$—	$—	$2
	Other expense, net	$—	$—	$2
Government assistance	Operating revenues - services	$(10)	$(20)	$(37)		X

Previously, Canadian GAAP did not define government assistance to include receipts such as the high cost serving area portable subsidy. As well, previously, Canadian GAAP allowed for government assistance to be netted against the associated expense as a cost recovery. IFRS-IASB requires these government assistance amounts to be categorized as other operating income.

	Other operating income	$12	$24	$48
	Operating expenses – employee benefits expense	$2	$4	$11
Analysis of expenses and other expense, net, recognized in the statements of income and other comprehensive income	Operating expenses – operations	$(1,460)	$(2,889)	$(6,062)		X

Previously, Canadian GAAP did not provide the same level of specificity of expense analysis. IFRS-IASB requires that expenses be presented using either a nature approach or a function approach; the Company has selected the nature approach.

	Operating expenses – restructuring costs	$(19)	$(25)	$(74)
	Operating expenses – goods and services purchased	$997	$1,964	$4,228
	Operating expenses – employee benefits expense	$486	$960	$1,934
	Other expense, net	$(4)	$(10)	$(26)
Leasing (sales and leaseback transactions)	Operating expenses – goods and services purchased	$1	$3	$12	X

Previously, Canadian GAAP required that gains arising on sales and leaseback transactions be deferred and amortized over the term of the resulting lease. IFRS-IASB requires that where the original sale was at fair value that the gain be recognized in income immediately.

	Income taxes	$(1)	$(1)	$(3)
	Net income	$—	$(2)	$(9)
	Net income per Common Share and Non-Voting Share
	Basic	$—	$(0.01)	$(0.03)
	Diluted	$—	$(0.01)	$(0.03)

notes to condensed interim consolidated financial statements	(unaudited)

		Amount of effect (increase (decrease), in millions except per share amounts)
		Periods ended June 30, 2010		Year ended	Recognition, measurement,
Topic	Line items affected	Three months	Six months	December 31, 2010	presentation & disclosure	Presentation & disclosure	Comments
Employee benefits — defined benefit pension plans	Operating expenses – employee benefits expense	$(10)	$(20)	$(39)	X

Previously, Canadian GAAP required that the excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of the plan assets was to be amortized over the expected average remaining service periods of active employees of the plan, as were past service costs and transitional assets and liabilities. IFRS-IASB allows, and the Company has chosen, to recognize such balances at the transition date by way of an opening adjustment to retained earnings. As well, IFRS-IASB allows the Company to choose to charge actuarial gains and losses arising subsequent to the transition date to other comprehensive income.

	Income taxes	$3	$5	$11
	Net income	$7	$15	$28
	Net income per Common Share and Non-Voting Share
	Basic	$0.02	$0.05	$0.09
	Diluted	$0.02	$0.05	$0.09
	Other comprehensive income – employee defined benefit plans actuarial gains (losses)	$(211)	$(217)	$(214)
Decommissioning liabilities included in the cost of property, plant and equipment	Operating expenses – goods and services purchased	$(1)	$(2)	$(4)	X

Previously, Canadian GAAP did not adjust the pre-existing discounted asset retirement obligation balance for changes in discount rates and the associated discount accretion was included with operations expenses. IFRS-IASB requires that the pre-existing discounted asset retirement obligation balance be revalued every reporting period using the then current discount rates and the associated discount accretion is to be included as a component of financing costs.

	Operating expenses -depreciation	$—	$—	$1
	Financing costs	$1	$2	$4
	Net income	$—	$—	$(1)
	Net income per Common Share and Non-Voting Share
	Basic	$—	$—	$—
	Diluted	$—	$—	$—
Impairment of assets	Operating expenses -depreciation	$2	$3	$5	X

Previously, Canadian GAAP did not allow for increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized. IFRS-IASB requires that increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized as an impairment reversal, but only to the extent that the resulting carrying amount would not exceed the carrying amount that would have existed had an impairment amount not initially been recognized. The impairment reversal recorded at the transition date thus results in increased depreciation expense.

	Income taxes	$(1)	$(1)	$(1)
	Net income	$(1)	$(2)	$(4)
	Net income per Common Share and Non-Voting Share
	Basic	$—	$(0.01)	$(0.01)
	Diluted	$—	$(0.01)	$(0.01)
Sale of accounts receivable	Other expense, net	$(2)	$(4)	$(8)	X

Previously, Canadian GAAP de-recognized accounts receivable sold to the arm’s-length securitization trust that the Company transacts with. IFRS-IASB does not de-recognize the accounts receivable sold to the arm’s-length securitization trust that the Company transacts with and considers the sale proceeds to be short-term borrowings of the Company. Accordingly, IFRS-IASB requires that the expenses associated with the sale be presented as a component of financing costs.

	Financing costs	$2	$4	$8

notes to condensed interim consolidated financial statements	(unaudited)

(d)          Reconciliations — consolidated statements of financial position

Generally accepted accounting principles require that the Company’s shareholders’ equity previously reported at the date of transition to IFRS-IASB and at the end of the most recently completed annual period be reconciled to those amounts that would have been reported applying IFRS-IASB; the corresponding reconciliation is required for comparative interim periods as well. The following table provides the equity reconciliations for the requisite periods.

	January 1, 2010			June 30, 2010			December 31, 2010
As at (millions)	As previously reported	Effect of transition to IFRS-IASB	As adjusted	As previously reported	Effect of transition to IFRS-IASB	As adjusted	As previously reported	Effect of transition to IFRS-IASB	As adjusted
ASSETS
Current assets
Cash and temporary investments, net	$41	$—	$41	$41	$—	$41	$17	$—	$17
Accounts receivable	694	501	1,195	780	401	1,181	917	401	1,318
Income and other taxes receivable	16	—	16	152	8	160	56	6	62
Inventories	270	—	270	173	—	173	283	—	283
Prepaid expenses and other	105	—	105	217	—	217	113	—	113
Derivative assets	1	—	1	6	—	6	4	—	4
	1,127	501	1,628	1,369	409	1,778	1,390	407	1,797
Non-current assets
Property, plant and equipment, net	7,729	103	7,832	7,618	100	7,718	7,722	109	7,831
Intangible assets, net	5,148	1,018	6,166	5,096	1,018	6,114	5,134	1,018	6,152
Goodwill, net	3,572	—	3,572	3,572	—	3,572	3,572	—	3,572
Other long-term assets	1,602	(1,316)	286	1,686	(1,545)	141	1,744	(1,509)	235
Investments	41	—	41	41	—	41	37	—	37
	18,092	(195)	17,897	18,013	(427)	17,586	18,209	(382)	17,827
	$19,219	$306	$19,525	$19,382	$(18)	$19,364	$19,599	$25	$19,624
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$—	$500	$500	$—	$400	$400	$—	$400	$400
Accounts payable and accrued liabilities	1,385	(49)	1,336	1,274	(41)	1,233	1,495	(18)	1,477
Income and other taxes payable	182	(8)	174	6	(1)	5	6	—	6
Restructuring accounts payable and accrued liabilities	135	(135)	—	83	(83)	—	111	(111)	—
Dividends payable	150	—	150	161	—	161	169	—	169
Advance billings and customer deposits	674	(144)	530	560	(15)	545	658	—	658
Provisions	—	299	299	—	113	113	—	122	122
Current maturities of long-term debt	82	467	549	1,463	524	1,987	743	104	847
Current portion of derivative liabilities	62	—	62	721	—	721	419	—	419
Current portion of deferred income taxes	294	(294)	—	417	(417)	—	348	(348)	—
	2,964	636	3,600	4,685	480	5,165	3,949	149	4,098
Non-current liabilities
Provisions	—	91	91	—	221	221	—	204	204
Long-term debt	6,090	(467)	5,623	4,740	(524)	4,216	5,313	(104)	5,209
Other long-term liabilities	1,271	63	1,334	673	(23)	650	638	11	649
Deferred income taxes	1,319	203	1,522	1,380	254	1,634	1,498	185	1,683
	8,680	(110)	8,570	6,793	(72)	6,721	7,449	296	7,745
Liabilities	11,644	526	12,170	11,478	408	11,886	11,398	445	11,843
OWNERS’ EQUITY
Common Share and Non-Voting Share equity
Common Shares	2,216	—	2,216	2,216	—	2,216	2,219	—	2,219
Non-Voting Shares	3,070	—	3,070	3,125	—	3,125	3,237	—	3,237
Contributed surplus	181	(14)	167	187	(14)	173	190	(14)	176
Retained earnings	2,159	(225)	1,934	2,408	(214)	2,194	2,551	(211)	2,340
Accumulated other comprehensive income (loss)	(72)	19	(53)	(54)	(198)	(252)	(18)	(195)	(213)
	7,554	(220)	7,334	7,882	(426)	7,456	8,179	(420)	7,759
Non-controlling interests	21	—	21	22	—	22	22	—	22
	7,575	(220)	7,355	7,904	(426)	7,478	8,201	(420)	7,781
	$19,219	$306	$19,525	$19,382	$(18)	$19,364	$19,599	$25	$19,624

notes to condensed interim consolidated financial statements	(unaudited)

The effects of the transition to IFRS-IASB on the line items in the preceding table can be classified into two categories: those that have recognition, measurement, presentation and/or disclosure effects for the Company, or those that only have presentation and/or disclosure effects for the Company.

		Amount of effect (increase (decrease), in millions)			Recognition, measurement,
Topic	Line items affected	January 1, 2010	June 30, 2010	December 31, 2010	presentation & disclosure	Presentation & disclosure	Comments
Sale of accounts receivable	Accounts receivable	$501	$401	$401	X

Previously, Canadian GAAP de-recognized accounts receivable sold to the arm’s-length securitization trust that the Company transacts with. IFRS-IASB does not de-recognize the accounts receivable sold to the arm’s-length securitization trust that the Company transacts with and considers the sale proceeds to be short-term borrowings of the Company.

	Short-term borrowings	$500	$400	$400
	Accounts payable and accrued liabilities	$(1)	$—	$—
	Income and other taxes payable	$1	$—	$—
	Retained earnings	$1	$1	$1
Income taxes – current	Income and other taxes receivable	$—	$8	$6		X

Previously, Canadian GAAP permitted offsetting current income tax assets and current income tax liabilities if they related to the same taxable entity and same taxation authority. IFRS-IASB permits offsetting current income tax assets and current income tax liabilities only if there is a legal right of offset.

	Income and other taxes payable	$—	$8	$6
Impairment of assets	Property, plant and equipment	$91	$88	$86	X

Previously, Canadian GAAP did not allow for increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized. IFRS-IASB requires that increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized as an impairment reversal, but only to the extent that the resulting carrying amount would not exceed the carrying amount that would have existed had an impairment amount not initially been recognized.

Previously, Canadian GAAP required, given the Company’s facts and circumstances, that the Company’s spectrum licences be assessed for impairment separately. IFRS-IASB requires, given the Company’s facts and circumstances, that the Company’s spectrum licences be assessed for impairment as a part of the Wireless cash-generating unit. The result of this is that the $910 million impairment recorded by the Company in 2002 would not have been required under IFRS-IASB.

Previously, when Canadian GAAP introduced impairment of assets for intangible assets with indefinite lives, it concurrently ceased requiring their amortization and it did so on a prospective basis and thus the $108 million of associated amortization recorded to then by the Company was not reversed. IFRS-IASB transitional rules require the amortization cessation to be accounted for retrospectively with the result being the reversal of the amortization previously recorded under Canadian GAAP.

	Intangible assets, net	$1,018	$1,018	$1,018
	Deferred income taxes	$281	$280	$280
	Retained earnings	$828	$826	$824

notes to condensed interim consolidated financial statements	(unaudited)

		Amount of effect (increase (decrease), in millions)			Recognition, measurement,
Topic	Line items affected	January 1, 2010	June 30, 2010	December 31, 2010	presentation & disclosure	Presentation & disclosure	Comments
Decommissioning liabilities included in the cost of property, plant and equipment	Property, plant and equipment	$12	$12	$23	X

Previously, Canadian GAAP did not adjust the pre-existing discounted asset retirement obligation balance for changes in discount rates and the associated discount accretion was included with operations expenses. IFRS-IASB requires that the pre-existing discounted asset retirement obligation balance be re-measured every reporting period using the then current discount rates and the associated discount accretion is to be included as a component of financing costs.

	Non-current liabilities – provisions	$21	$21	$33
	Deferred income taxes	$(2)	$(2)	$(2)
	Retained earnings	$(7)	$(7)	$(8)
Employee benefits – defined benefit plans	Other long-term assets	$(1,314)	$(1,541)	$(1,504)	X

Previously, Canadian GAAP required that the accrued benefit assets (liabilities) of defined benefit plans, rather than their funded states, be presented in the statement of financial position. IFRS-IASB requires that the funded states of defined benefit plans be presented in the statement of financial position.

	Other long-term liabilities	$142	$185	$200
	Deferred income taxes	$(379)	$(447)	$(442)
	Retained earnings	$(1,077)	$(1,062)	$(1,048)
	Accumulated other comprehensive income	$—	$(217)	$(214)
Leasing (sales and leaseback transactions)	Accounts payable and accrued liabilities	$(6)	$(6)	$(7)	X

Previously, Canadian GAAP required that gains arising on sales and leaseback transactions be deferred and amortized over the term of the resulting lease. IFRS-IASB requires that where the original sale was at fair value that the gain be recognized in income immediately.

	Other long-term liabilities	$(31)	$(28)	$(18)
	Deferred income taxes	$7	$6	$4
	Retained earnings	$30	$28	$21
Income taxes – deferred	Other long-term assets	$(2)	$(4)	$(5)		X

Previously, Canadian GAAP classified taxable and deductible temporary differences arising from current assets and current liabilities as current deferred income tax liabilities and assets, respectively. IFRS-IASB requires that taxable and deductible temporary differences arising from current assets and current liabilities be classified as non-current deferred income tax liabilities and assets, respectively.

	Income and other taxes payable	$(9)	$(9)	$(6)
	Current portion of deferred income taxes	$(294)	$(417)	$(348)
	Deferred income taxes	$296	$417	$345
	Contributed surplus	$(14)	$(14)	$(14)
	Retained earnings	$19	$19	$18

notes to condensed interim consolidated financial statements	(unaudited)

		Amount of effect (increase (decrease), in millions)			Recognition, measurement,
Topic	Line items affected	January 1, 2010	June 30, 2010	December 31, 2010	presentation & disclosure	Presentation & disclosure	Comments
Provisions	Accounts payable and accrued liabilities	$(42)	$(35)	$(11)	X

Previously, Canadian GAAP did not identify provisions as a specific subset of liabilities. IFRS-IASB requires that provisions be presented on the statement of financial position as a distinct line item and that the movements in each “class” of provisions be disclosed.

Relative to previous Canadian GAAP, the application of IFRS-IASB may result in provisions being recognized sooner and for differing amounts. For the periods presented, the Company is not materially affected by the provision recognition and measurement differences between previous Canadian GAAP and IFRS-IASB.

	Restructuring accounts payable and accrued liabilities	$(135)	$(83)	$(111)
	Advance billings and customer deposits	$(144)	$(15)	$—
	Current liabilities – provisions	$299	$113	$122
	Other long-term liabilities	$(48)	$(180)	$(171)
	Non-current liabilities – provisions	$70	$200	$171
Classification of long-term credit facility borrowings	Current maturities of long-term debt	$467	$524	$104		X

Previously, Canadian GAAP provided that when a debtor used short-term obligations drawn on a long-term credit facility and were “rolled over” (e.g. commercial paper), such obligations were permitted to be classified as a non-current debt if the underlying long-term credit facility was classified as non-current. IFRS-IASB requires that such short-term obligations drawn on a long-term credit facility be classified as a current debt.

	Long-term debt	$(467)	$(524)	$(104)
Cumulative translation differences	Retained earnings	$(19)	$(19)	$(19)	X

At the date of transition to IFRS-IASB, as allowed by International Financial Reporting Standard 1 First Time Adoption of International Financial Reporting Standards, the Company has elected to use the exemption which deems cumulative translation differences for all foreign operations to be zero at the date of transition.

	Accumulated other comprehensive income	$19	$19	$19

(e)          Reconciliations — consolidated statements of cash flows

The Company’s consolidated statements of cash flows were not materially affected by the transition to IFRS-IASB.